Exhibit 99.2

ANNUAL REPORT

2007

PROMOTING LIFE

CONTENTS

06 ABOUT PROGEN

An introduction to Progen; who we are and what we do

08 VISION AND MISSION

We are dedicated to improving the health outcomes of patients with cancer

10 CHAIRMAN’S ADDRESS

Update from Stephen Chang

12 CHIEF EXECUTIVE OFFICER’S REPORT

Justus Homburg reports on the years results and the future plans for the Company

20 THE PROGEN WHEEL

The journey continues

22 GENERAL INFO

Background information on PI-88

23 PI-88 CLINICAL DEVELOPMENT

Update on the clinical development programs

26 REGISTRATION DIRECTED DEVELOPMENT

Results on our Phase 2 post-resection liver cancer trial and the planning for the Phase 3 trial in this indication

30 MARKET

Current liver cancer market

34 ORGANIC GROWTH

Building a sustainable pipeline of products

36 COMMERCIAL DEVELOPMENT

Growing the Company

38 CORPORATE GOVERNANCE

40 BOARD OF DIRECTORS

42 DIRECTORS’ REPORT

55 FINANCIAL STATEMENTS

81 DIRECTORS’ DECLARATION

82 INDEPENDENT AUDIT REPORT

84 ASX ADDITIONAL INFORMATION

Positive results from our Phase 2 trial in post-resection liver cancer provides us with the confidence

TO PURSUE PI-88 DEVELOPMENT

towards registration and Commercialisation

ABOUT

PROGEN

Progen Pharmaceuticals Limited, formerly Progen Industries Limited (ASX: PGL; NASDAQ: PGLA), is a globally-focussed biotechnology company committed to improving patient outcomes through the discovery and development of small molecule-based therapeutics for cancer. We currently have several clinical development programs, including our lead drug candidate, PI-88, which is currently in the advanced stages of clinical testing for a range of cancers.

In April of this year, we announced the results of our Phase 2 trial of PI-88 in patients who had, prior to being recruited to the trial, undergone surgery to remove primary liver cancer (hepatocellular carcinoma) tumours. These strong results demonstrated that PI-88 has the potential to slow the recurrence of liver cancer. These results, combined with positive feedback from the FDA, provide us with confidence in the potential of PI-88 for this indication and we are therefore aggressively pursuing its development towards registration and commercialisation.

To support these efforts, we successfully raised approximately A$100m in the past year, placing Progen in the strongest position in the Company’s history to fully leverage our current development programs. We are currently on target to initiate recruitment for the Phase 3 double blinded placebo controlled study, later this calendar year in 14 countries in North America, Europe and Asia. Based on the trial design, it is currently anticipated that 600 patients with post-resection liver cancer will be recruited.

In addition to advancing PI-88 for liver cancer, we also continue to focus on additional Phase 2 clinical trial programs for PI-88 across multiple cancers, including metastatic melanoma and hormone refractory prostate cancer, building on our established Phase 2 data in multiple myeloma and melanoma (mono therapy).

In September 2007, we released Phase 2 non small lung cancer data indicating that PI-88 in combination with docetaxel, administered to patients following first line treatments with platinum-based products, failed to improve patient outcomes.

Our manufacturing division continues production of PI-88 to meet the demands for our current clinical trials including the Phase 3 trial. It is also preparing for the NDA (New Drug Application) submission and establishing the infrastructure to meet the PI-88 supply requirements for the first several years following commercial launch, after which several manufacturing approaches are possible.

To supplement our emerging pipeline, PI-166 was in-licensed as a potential treatment of end-stage primary liver cancer and is currently undergoing Phase 1 clinical testing. Additionally, new innovative cancer therapies are being screened to further supplement Progen’s growing cancer development pipeline in the aim of building a sustainable company with multiple value-creating opportunities.

We continued with the optimisation of the PG500 series, a novel class of glycomics compounds that are now in pre-clinical development. Our discovery team has accelerated its productivity dramatically and continue to identify novel drug candidates applicable to indications including oncology and inflammation.

Lastly, we changed our name from Progen Industries Limited to Progen Pharmaceuticals Limited to better reflect the Company’s focus on the discovery and development of novel cancer therapies.

Figure. 1               PROGEN’S PIPELINE

OUR
VISION

PROGEN’S VISION IS TWO-FOLD:

First, to improve cancer patients’ lives by bringing them improved cancer solutions;

Second, to create long-term shareholder value through the discovery and development of novel cancer therapeutics.

OUR

VISION

AND

MISSION

OUR

MISSION

To succeed, we must:

Maintain and develop our world-class leadership position in the design and development of therapeutics that disrupt the protein-carbohydrate interactions involved in cancer;

Effectively and aggressively pursue the clinical and commercial development of therapeutics based on our proprietary chemistry;

Create an extended portfolio of possible cancer solutions that can be brought through clinical development to commercialisation;

Maintain and develop the trust of employees, customers, and shareholders by communicating consistently and delivering on our commitments;

Foster and encourage a corporate culture of innovation, creativity, confidence, commitment and teamwork.

Realising our mission:

This year in line with realising our mission we have:

Reported positive Phase 2 results demonstrating that PI-88 has the ability to prolong the time that liver cancer patients remain disease free following surgery;

Received notification from the United States (U.S.) Food and Drug Administration (FDA) that the appropriate CMC (Chemistry Manufacturing and Controls) procedures have been put in place to progress our anti-cancer drug PI-88 to Phase 3 clinical trials;

Raised sufficient capital to fund the Phase 3 development of PI-88, complete the other necessary efforts for the registration of PI-88, including scale-up and validation of the PI-88 manufacturing process;

Further optimised our PG500 series with the intention of filing an IND (Investigational New Drug) application with the U.S. FDA for a compound from this series in late calendar year 2008 to facilitate the start of clinical trials.

OUR

PEOPLE

are our most significant asset and are critical in the achievement of

OUR

GOALS.

CHAIRMAN’S

ADDRESS

On behalf of the Board of directors, I am pleased to present our annual report on the Company’s activities for the year ended 30 June 2007.

The year was marked by several key accomplishments; most notably the exciting Phase 2 primary liver cancer post-resection results that have provided us with the confidence to proceed to Phase 3 development in this indication. To ensure we have the appropriate resources to complete the Phase 3 trial in post-resection liver cancer, we secured funding of approximately A$100M. We also continued to advance our additional PI-88 Phase 2 clinical trials and move forward with our drug discovery program.

These great achievements could not have been possible if it wasn’t for the leadership of our CEO, Justus Homburg and for the amazing team of people who are behind the Progen business. I would like to take this opportunity to thank our Board of directors, staff and collaborators for their important contributions to our continued success. Our people are our most significant asset and are critical in the achievement of our future objectives.

MR STEPHEN CHANG
Chairman

DURING THE
2007

financial year we made significant progress in taking our lead compound PI-88 towards Phase 3 and commercialisation

CHIEF EXECUTIVE
OFFICER’S

REPORT

The 2007 fiscal year was marked by many key accomplishments:

•      Announced the stage 1 results of our Phase 2 trial of PI-88 in patients who had previously undergone surgical removal of liver cancer

•      Successfully conducted multiple capital raisings that resulted in approximately A$100 of new funding to support the Phase 3 development of PI-88 and our other ongoing clinical development efforts

•      Received notification from the U.S. FDA that the appropriate manufacturing procedures have been put in place to progress PI-88 to Phase 3 clinical trials

•      Expanded our senior management team with the addition of two biopharmaceutical industry experts, Dr. James Garner as Vice President Medical and Clinical Affairs, and Dr. John Devlin as Vice President Operations. These appointments support the Company’s efforts toward expediting the progression of PI-88 in post-resection liver cancer to market

•      Acquired back the PI-88 royalty obligation from Medigen Biotechnology Corporation. As a result, Progen now retains a much larger portion of PI-88’s proceeds of commercialisation which significantly increases the value of PI-88 to the Company as it completes the final stages of clinical development

•      Changed our name from Progen Industries Limited to Progen Pharmaceuticals Limited to better reflect the Company’s focus on discovery and development of novel cancer therapies

After year end;

•      Received FDA fast track designation in the U.S. and orphan drug designation in the EU for PI-88 in liver cancer

•      Appointed Quintiles, the worlds largest Contract Research Organisation (CRO) to help with the execution of the Phase 3 study

JUstus homburg

Chief Executive Officer

REVIEW

OF

OPERATIONS

THE

Company completed
2007 fiscal year with
strongest cash

POSITION IN
ITS HISTORY.

December ‘06 - A$20M was raised through an underwritten private share placement

February ‘07 - A$5.4M was raised via the Share Purchase Plan that was offered to Progen’s shareholders in Australia and New Zealand

May ‘07 - US$32.8M was raised through the Registered Direct offering to institutional and other investors

June ‘07 - A$34.1M was raised via the Rights Entitlements Offer

The capital raised will be used towards funding the upcoming Phase 3 clinical development of PI-88 in post-resection liver cancer, the conduct of clinical trials of PI-88 in other indications, the development of our portfolio of other compounds, and to facilitate possible in-licensing or the acquiring of other technologies

As of 30 June 2007, the Company had a cash position of A$98.2 million

Figure. 2

PROGEN’S CAPITAL RAISING HISTORY

Raised, in $ millions
Shares on issue, in millions
Millions
200
180
160
140
120
100
80
60
40
20
'97
'98
'99
00
'01
'02
'03
'04
'05
'06
'07
Year

Table. 1

	PROGEN’S TEAM	THIS YEARS ACCOMPLISHMENTS

	CORPORATE GROUP	Cash position of $98.2 million as of 30 June 2007

	Senior Executives Finance	Completed a royalty-buy-back negotiation with Medigen Biotechnology Corporation (Medigen) resulting in the conclusion of the Strategic Alliance between the two companies
Business Development
	Corporate Communications	Assessed multiple M&A, out licensing and in licensing opportunities

	THEIR FOCUS	Communicated to the market on a regular basis

Corporate Goal Setting/Deliverance
Investor Relations
Communication so Stakeholders
Commercialisation

	CLINICAL DEVELOPMENT AND	Clinical Research Organisation (CRO) engaged
REGULATORY GROUP
Designed Phase 3 protocol
THEIR FOCUS
Established leading international Clinical Advisory Board (CAB) of liver cancer specialists
Phase 3 -	Liver Cancer Trial
Announced positive results from a Phase 2, 172 patient, post-resection liver cancer trial
Phase 2 -	Lung Cancer Trial
	Melanoma Trial	Progressed melanoma and prostate trials
Prostate Trial
Continued with recruitment into our PI-166 trial

Phase 1 -	PI-166
Since 30 June 2007
U.S. FDA fast track designation granted to PI-88 for the treatment of post-resection liver cancer

Orphan drug designation granted in the EU for PI-88 in liver cancer

Announced our Phase 2 lung cancer results

	MANUFACTURING	FDA provided manufacturing clearance for Phase 3 trial of anti-cancer drug PI-88

	THEIR FOCUS	Manufactured PI-88 API (Active Pharmaceutical Ingredient) for clinical needs for the Phase 3 trial

	Phase 3 Production	Contract manufacturing revenues of $920,000
PI-88 Scale Up
Contract Work

	DISCOVERY THEIR FOCUS	Selected lead candidates for further preclinical work leading to an IND (Investigational New Drug) application with the FDA

Launched heparanase program to develop small molecule heparanase inhibitors
PG500 Series Program

Heparanase Small Molecule Program

	PROGEN’S TEAM	GOING FORWARD

	CORPORATE GROUP	Focus on speed to market for PI-88

	Senior Executives Finance	Expanding the Company’s clinical development pipeline
	Business Development	Assess potential partnering opportunities for the marketing of PI-88
Corporate Communications
Communicate to the market on all our activities as efficiently and effectively as possible
THEIR FOCUS

Corporate Goal Setting/Deliverance
Investor Relations
Communication so Stakeholders
Commercialisation

	CLINICAL DEVELOPMENT AND	Launch Phase 3 liver cancer trial in Q4 CY07
REGULATORY GROUP
Prostate and melanoma trials continue with results anticipated in H1 CY08 and H2 CY08
THEIR FOCUS
Finalisation of PI-166 trial
Phase 3 -	Liver Cancer Trial

Phase 2 -	Lung Cancer Trial
Melanoma Trial
Prostate Trial

Phase 1 -	PI-166

	MANUFACTURING	Assessing our manufacturing options in relation to commercial production of PI-88 to either

	THEIR FOCUS	• upgrade the existing facility to increase production capacity within FDA cGMP standards or:
• construction of a purpose built facility
Phase 3 Production
PI-88 Scale Up
Contract Work

	DISCOVERY THEIR FOCUS	Anticipate filing IND for lead candidate from PG500 series program to facilitate moving into clinical development in H2 CY08

PG500 Series Program

Heparanase Small Molecule Program

THE

YEAR

AHEAD

Central to the year ahead is the significant PI-88 commercial opportunity created by the liver cancer Phase 2 data. It will be an exciting year for Progen as we enter into our first Phase 3 trial and continue to pursue opportunities for expansion of our portfolio through possible in-licensing and M&A opportunities. We will also continue to focus on the clinical and commercial development of PI-88 beyond liver cancer. In addition, we aim to progress the many proprietary technologies we have in discovery and pre-clinical development towards clinical development as rapidly as possible. Focusing on all the above key areas will contribute to developing a much stronger and more valuable Progen.

KEY

MILESTONES

Q4 CY07	Launch of Phase 3 liver cancer trial

H1 CY08	Prostate Phase 2 cancer trial results

H2 CY08	Melanoma Phase 2 cancer trial results

H2 CY08	Optimisation of lead PG500 series preclinical candidate with
IND submission

In summary, 2007 was a busy and exciting year for Progen. We would like to thank all our shareholders for their continued support throughout the year. The year ahead will be an exciting one for us all and we look forward to the challenges it will bring as we continue to work towards making our vision a reality.

Mr. T. Justus Homburg

Chief Executive Officer

00
GENERAL

INFORMATION

PI-88 is the most advanced product in our pipeline. It is a novel anti-cancer compound with a first-in-class mechanism as a heparan sulfate mimetic. Its anti-tumour activity is based on inhibition of two biological processes – angiogenesis (the growth of new blood vessels) and metastasis (the spread of cancer to other sites) – critical to the growth and progression of solid tumours (Figure 3).

A common feature of angiogenesis and metastasis is the involvement of heparan sulfate, a complex polysaccharide found in the extracellular matrix (ECM) that surrounds cells and holds them together in a tissue. The breakdown of heparan sulfate by an enzyme called heparanase makes it easier for cells to escape into the bloodstream, leading to metastasis. Heparan sulfate is also a recognition signal for growth factors that promote angiogenesis. Through its close resemblance to heparan sulfate, PI-88 can inhibit the activity of heparanase (anti-metastatic action) and prevent the action of angiogenic growth factors (anti-angiogenic action).

PI-88 has an excellent safety and tolerability profile. To date, over 23,300 doses of the drug have been administered to over 470 patients and healthy volunteers.

To date we own the exclusive rights to 10 patent families, incorporating 24 granted patents and 28 filed applications.

PI-88 Mode of Action

Figure. 3

01

PI-88 CLINICAL

DEVELOPMENT

Clinical Trials Update

One of the key achievements this year was the positive announcement of stage 1 results of our Phase 2 trial of PI-88 in patients who had previously undergone surgical removal of liver cancer (hepatocellular carcinoma). The 48 week data from this trial demonstrated that 160 mg of PI-88 prolonged the time to tumour recurrence from 27 to 48 weeks, or by 78 percent. On the basis of these data, we are moving forward into a multinational Phase 3 trial of PI-88 which will commence in the second half of 2007. The Phase 3 trial is being designed with disease-free survival as the primary endpoint. Further details from this Phase 2 trial and the imminent Phase 3 trial in post-resection liver cancer can be seen in section 02 titled “Registration Directed Development”.

The efficacy and safety of PI-88 in combination with Taxotere® (docetaxel) was investigated in patients with advanced NSCLC. The trial recruited 100 patients and was conducted at 13 sites in Australia. The final results for this trial showed PI-88 did not improve patient outcomes in this setting and does not warrant further development in this particular patient population. Consistent with the position of other anti-angiogenic therapies in lung cancer, we do not rule out the possible use of PI-88 amongst patients undergoing first line treatments when anti-metastatic and anti-angiogenic effects are more likely to impact disease progression. This is consistent with PI-88’s current clinical development in primary liver cancer, prostate and melanoma cancer.

Our metastatic melanoma trial is currently recruiting patients that have not previously received chemotherapy (i.e. first line patients). In this indication, the efficacy of PI-88 in combination with DTIC (dacarbazine) is being investigated. DTIC is a chemotherapy drug used as standard first-line treatment for patients with newly diagnosed metastatic melanoma and the goal of the study is to determine whether PI-88 can increase the efficacy of DTIC. Approved anti-angiogenic drug, Avastin® (bevacizumab), has been shown to enhance the efficacy of chemotherapy in patients with various solid tumours, including bowel cancer, lung cancer and breast cancer. The PI-88 Phase 2 trial in combination with DTIC is being conducted at seven sites in Australia and at three sites in the U.S. 114 evaluable patients with metastatic melanoma are planned for recruitment into the study. The recruitment for the lead-in stage of this trial has been completed. The lead-in stage was to assess safety of combination while the randomised stage will assess the benefit of the addition of PI-88 to DTIC. We anticipate reporting on this trial in later half of CY08.

The hormone refractory prostate cancer trial, which is an investigator-initiated study, continues to assess the benefit of combining PI-88 with chemotherapy agent Taxotere®. Sanofi-Aventis is collaborating with Progen on the trial through a financial grant to the investigators and supply of Taxotere® for the trial. We anticipate reporting results of this trial in the first half of CY08.

PI-88 COMPLETED CLINICAL TRIALS	Table. 2

Study	Phase	Treatment	Status & Key Points
Intravenous infusion in healthy volunteers	Phase 1a	Escalating single dose as a 3-hour intravenous infusion	• 18 healthy male adults • Short term safety and pharmacokinetic data obtained • Doses of up to 180mg were well tolerated

Intravenous infusion in cancer patients	Phase 1b	Dose escalation by continuous intravenous infusion	• 14 patients recruited with advanced malignancies • 2 cases of Grade 3 thrombocytopenia, platelets recovered following cessation of treatment

Alternative intravenous dosage regimen in cancer patients	Phase 1b	Dose escalation by intravenous infusion for 4 days with 7 day follow up period	• 9 patients recruited with median age of 65 years • Dose limiting toxicity – 1 case of Grade 3 serum alanine aminotransferase • Repeat cycles at 2 week intervals

Subcutaneous injection in healthy volunteers	Phase 1a	Dose escalation by subcutaneous administration and comparison with intravenous infusion	• 19 healthy male adults • Comparison between intravenous infusion and subcutaneous injection bioavailability via two-way crosser design • Determined 95% bioavailability by subcutaneous administration

Self-administered subcutaneous in advanced cancer patients	Phase 1b	Dose escalation by 4/14 days and then 4/7 days

•    42 patients recruited with median age of 55 years

•    Maximum tolerated dose of 250 mg/day 4 days in 7 days

•    38 evaluable patients, 1 partial response, 14 stable disease for 3 months or longer

•    2 patients still on PI-88 treatment for 50 and 58 months respectively

Self-administered subcutaneous with Taxotere ® in patients with advanced malignancies	Phase 1b	Dose escalation PI-88 and Taxotere®	• 16 patients recruited • Established maximum tolerated dose for PI-88 in combination with docetaxel 250 mg/day 4 days per week • No dose limiting toxicities

Self-administered subcutaneous in multiple myeloma patients	Phase 2	PI-88 dose determined via doubling activated partial thromboplastin time levels (APTT)	• Paraprotein marker study – 19 patients recruited • 41% of evaluable patients had disease stabilisation for 8 weeks or longer

Self-administered subcutaneous in advanced melanoma patients	Phase 2	Monotherapy of 250 mg/day 4 days in every 7 days	• 44 patients recruited • 9 months median survival versus historical control of 6.4 months in other studies of DTIC in first line • This lead to initiation of first line trial in combination with DTIC

Primary liver cancer (post-resection)	Phase 2	3-arm study: 2 dose levels of PI-88 and a non treatment arm (control).

•    172 patients recruited

•    Treatment with 160 mg of PI-88 increased the disease-free rate at 48 weeks by approximately 25%, from 50 to 63%

•    Treatment with 160 mg of PI-88 increased the time-to-recurrence of disease (disease-free survival) by approximately 78%, from 27 to 48 weeks

Advanced non small cell lung cancer (NSCLC)	Phase 2	2-arm study: Combination therapy Taxotere® with and without self-administration of PI-88	• 99 patients recruited • PI-88 did not meet its primary and secondary endpoints

PI-88 ONGOING CLINICAL TRIALS	Table. 3

Study	Phase	Treatment	Status & Key Points
Advanced prostate cancer (androgen-independent prostate cancer -Investigator initiated trial)	Phase 2	2-arm study: Self-administration of PI-88 combined with Taxotere®	• Trial commenced in August 2005 • Recruitment completed for the lead in safety stage • Randomised stage ongoing will assess PI-88 at two different dose regimens in combination with Taxotere®

Advanced melanoma (first-line treatment)	Phase 2	2-arm study: Combination therapy DTIC, with and without self-administration of PI-88

•    Trial commenced in May 2005

•    114 evaluable patients to be recruited

•    Recruitment completed for the lead in stage

•    Lead in stage will assess safety of combination. Randomised stage will assess the benefit of the addition of PI-88 to DTIC

PI-88 PLANNED CLINICAL TRIALS	Table. 4

Study	Phase	Treatment	Status & Key Points
Primary liver cancer (post-resection)	Phase 3	Double blinded placebo controlled with a dose of 160 mg/4 days per week	• Approx. 600 pts to be recruited • Due to commence Q4 CY07 • Patients treated until disease recurs or study completed

02

REGISTRATION

DIRECTED

DEVELOPMENT

Phase 2 Trial Results Support Registration Strategy for PI-88 in Post-Resection HCC

In April of this year, we announced the stage 1 results of our Phase 2 trial of PI-88 in patients who had previously undergone surgical removal of liver cancer. The 160 mg data demonstrated the potential of PI-88 to extend the disease-free survival time of the patients following post-curative resection of the liver cancer, a patient population who have few, if any, treatment options and a high likelihood of disease recurrence.

Trial Design

The first stage of this randomised, two-stage multi-centre Phase 2 trial was designed to determine the appropriate dosage and possible efficacy of PI-88 in reducing tumour recurrence in liver cancer patients who had previously undergone surgical removal of the cancer. Patients in this stage of the Phase 2 trial were randomly assigned to one of three groups to receive either the standard of care (with no PI-88 treatment), 160 mg of PI-88, or 250 mg of PI-88, over 36 weeks with a 12 week follow-up period. Summary of results (48 week data) of Phase 2 trial of PI-88 in post-resection liver cancer patients.

•                  Treatment with 160 mg of PI-88 increased the disease-free rate at 48 weeks by approximately 25%, from 50 to 63%

•                  Treatment with 160 mg of PI-88 increased the time-to-recurrence of disease (disease-free survival) by approximately 78%, from 27 to 48 weeks

•                  The 160 mg dose of PI-88 had an excellent safety and tolerability profile and there were few adverse events directly, or possibly, related to treatment

•                  Treatment with the 250 mg dose resulted in thirteen patients terminating treatment early. This was partly due to adverse events, possibly related to treatment at this dose level which impacted the results for this treatment arm

•                  The 250 mg dose of PI-88 reduced the disease free rate by approximately 19 percent as compared to the control group, from 50 percent to 41 percent at 48 weeks, and was inseparable from the control group as to disease-free survival

Figure. 4

DISEASE-FREE SURVIVAL COMPARING THE PATIENTS
GROUP TREATED WITH 160 MG OF PI-88 TO THE UNTREATED CONTROL GROUP

Phase 3 Registration Directed Trial

Liver cancer post-resection is a logical choice for Phase 3 as this indication is a good biological match with the way we believe PI-88 works by inhibiting the growth of new tumour blood vessel formation and restricting metastasis. Coupled with the biological relevance, is the commercial potential of this indication, as there are currently no FDA approved therapies to reduce the risk of recurrence for primary liver cancer patients after resection. Our Phase 3 trial should be the first large FDA registration directed trial initiated to assess new therapies for this patient group. A number of clinical trials of therapies intended to improve post-resection outcomes, given before surgery or in addition to surgery (e.g. radiation therapy), have yielded no clinical benefits to date.

Subsequent to 30 June 2007, the U.S. FDA awarded PI-88 fast track designation for the treatment of post-resection liver cancer under the FDA Modernization Act of 1997. The fast track program is designed to facilitate the development and expedite the regulatory review of new drugs that demonstrate the potential to treat serious life threatening diseases where there is an unmet medical need. The fast track designation will enable Progen to file a New Drug Application (NDA) on a rolling basis as data is available speeding the registration process significantly. We also received orphan medicinal product designation for PI-88 for the treatment of primary liver cancer in the European Union (EU). The orphan drug program is designed to promote the development of drugs to treat rare life-threatening or very serious conditions that affect no more than five in every 10,000 people in the EU. The designation provides EU market exclusivity for up to ten years in the given indication. Other potential benefits include the possible award of grants, a reduction in fees associated with various aspects of the regulatory process, including the application for marketing approval, and EMEA (European Agency for the Evaluation of Medicinal Products) guidance in preparing protocols concerning studies relevant for approval.

Following our successful End of Phase 2 (EOP2) CMC (Chemistry Manufacturing and Control) meeting with the FDA, manufacture of both the raw material and active ingredient has been carried out in our manufacturing facility to support our ongoing clinical trial needs. It is anticipated that both Phase 3 material and initial launch quantities of PI-88 will be made by Progen. Contract manufacturers have been engaged to pack and fill the PI-88 to support the start of the Phase 3 trial in post-resection liver cancer in late 2007. Additionally a Manufacturing Advisory Board (MAB) composed of ex FDA inspectors and well respected industry consultants has been established to help direct our efforts in preparing the NDA and several meetings of the MAB have already taken place. Revenue from our current contact manufacturing campaigns has been completed and has helped support our ongoing PI-88 development efforts. Going forward we will be assessing our manufacturing options in relation to commercial production of PI-88 to either

•      upgrade the existing facility to increase production capacity within FDA cGMP standards or;

•      construction of purpose built facility

To assist us with the Phase 3 trial Progen, has appointed Quintiles, the world’s largest Contract Research Organisation (CRO), to help with the execution of the study. Quintiles has over 18,000 employees world-wide and has managed over 520 separate oncology studies, and has significant infrastructure in the regions where the trial will be conducted. They operate directly in each of the 14 North American, European and Asian countries where Progen will be conducting the Phase 3 PI-88 trial.

Table 5 outlines the major features of both our completed Phase 2 trial and soon-to-be launched Phase 3 trial. We have refined a number of characteristics from the Phase 2 trial that we believe provide key benefits to the Phase 3 trial design. First, we will be treating a much larger patient group than we did in the Phase 2 trial, which should increase the likelihood of meeting the stated primary endpoint with a statistically significant degree of confidence. Secondly, we are treating patients for a longer period of time than in the Phase 2 trial, so biologically PI-88 has a longer period to act and delay tumour recurrence. In addition, the double-blinded, placebo-controlled design, with independent radiological confirmation, will generate the most scientifically robust data under the most rigorous of conditions. Finally, because the trial is event-driven, we will monitor patients in order to reach a certain number of recurrence events rather than monitor simply for a pre-determined length of time.

This combination of features will provide us with the best quality data, as quickly and cost effectively as possible, whilst simultaneously delivering a registration package for multiple countries that will enhance the pace at which we can commercialise the drug.

Table. 5

COMPARISON OF PHASE 2 AND PHASE 3 TRIAL DESIGN;

PI-88 IN POST-RESECTION LIVER CANCER

Feature	Phase 2	Phase 3	Impact	Rationale
Design	Time based	Event based	The Phase 3 will be based on a number of pre-specified events (disease recurrences or death) being reached to attain the statistical significance for the primary endpoint	Event-based designs have FDA support The data could potentially come faster than a time based design as you don’t have to wait for a prespecified time period for the last patient recruited

Statistics (alpha – Type 1 error)	Unspecified	.05	Increases the sample size	FDA standard for Phase 3 pivotal trials

Statistics (Beta – Type 2 error)	.80	.85	Increases the sample size	The normal range for Phase 3 pivotal trials is 0.80-0.90

DFS improvement	78% (at the 70th percentile)	~40% (at the 50th percentile)	Higher chance of success

By halving the expected benefit seen in the Phase 2 trial, the trial should be sufficiently powered to overcome differences in the underlying patient population when it is expanded from 1 country to 14 countries

Control median recurrence rate	12.4 months	15 months	Higher chance of success	While the control patient in our Phase 2 trial were estimated to have a median disease free survival of 12.4 months the Phase 3 trial has been calculated on a more conservative estimate

Control arm	Open-label, un-blinded	Double-blinded placebo control	More rigorous statistical design	FDA standard for Phase 3 pivotal trials

Treatment time	36 weeks	Until recurrence or trial completion	Improved expected efficacy

By treating patients for a longer period of time (ie until recurrence rather than for a set period) we believe PI-88 will have more impact on the biology of the disease and will potentially prolong the time to recurrence

Sample size	114 (two arms)	600	Increased power

600 patients will provide a large enough patient population to reach statistical significance given the predefined improvement required while at the same time provide a sample size with sufficient numbers to evaluate safety as well

Number of sites	6	60-70	Broader recruitment	The site number will influence the patient recruitment rate – we anticipate that we will require 60-70 but this will be assessed once patients begin enrolling

Number of countries	1	14	Driver to registration countries involved strategy

We have broadened the number of countries in the trial for two reasons. First to increase the number of sites available to recruit patients in a timely manner. Second to enable registrations in as many countries as possible

Our market development strategy is based on a registration approach for PI-88 in post-resection liver cancer targeting firstly the U.S., in addition to Europe, Japan, China, Taiwan, Korea, and other South East Asian countries. The registration plan is directly related to the economic opportunities available to Progen in this key indication. The Phase 3 clinical development plan will be designed to effectively support the registration plan. We will be preparing the U.S. NDA in parallel to the Phase 3 trial so that as soon as the clinical data is available the application can be submitted with the intention of minimising the filing time of the NDA.

MARKET

A Angiogenesis Inhibitors

Progen’s research platform and lead compound, PI-88, belongs to the class of compounds known as angiogenesis inhibitors (compounds that inhibit the growth of blood vessels to tumours). This field of research has been validated in recent years through the launch of Avastin in 2004, Nexavar in December 2005 and Sutent in January 2006. Avastin now has sales in excess of $4.1 billion globally and the class of angiogenesis inhibitors is estimated to be worth up to $10 billion in sales by 2010. While PI-88 is situated in a validated biological setting, it is differentiated from this field as a heparanase inhibitor. To our knowledge, there are no other heparanase inhibitors in clinical development for cancer.

The New Drug Application (NDA) is the vehicle through which drug sponsors formally propose that the FDA approve a new pharmaceutical for sale and marketing in the United States. The purpose of a NDA is to provide enough information to permit the FDA to reach the following key decisions:

•      Whether the drug is safe and effective in its proposed use(s), and whether the benefits of the drug outweigh the risks

•      Whether the drug’s proposed labeling (package insert) is appropriate, and what it should contain

•      Whether the methods used in manufacturing the drug and the controls used to maintain the drug’s quality are adequate to preserve the drug’s identity, strength, quality, and purity

The documentation required in an NDA is supposed to tell the drug’s whole story, including what happened during the clinical tests, what the ingredients of the drug are, the results of the animal studies, how the drug behaves in the body, and how it is manufactured, processed and packaged.

Figure. 5

COMPARISON OF DEATH AND RECURRENCE OF DISEASE FOLLOWING CURRATIVE RESECTION OF BREAST, LUNG AND LIVER CANCER.

B Hepatocellular Carcinoma (HCC)

Hepatocellular Carcinoma (HCC) the most common form of liver cancer, is an aggressive tumour that is currently the fifth most common solid tumour worldwide and the fourth leading cause of cancer related death. In 2005, it was predicted that there would be more than 667,700 cases of liver cancer throughout the world. In Eastern Asia and Africa, the incidence of HCC ranges from 20.8 cases to 40.0 cases per 100,000 men. The highest age standardised mortality rate is found in China where deaths from HCC are the second largest cause of cancer mortality. 80,000 new cases of HCC are expected to be diagnosed in the seven major markets (U.S., Japan, France, Germany, Italy, Spain, UK) in 2007. In the U.S. the American Cancer Society estimates that 19,160 of primary liver cancer will be diagnosed during 2007. China alone accounts for nearly a half of all HCC cases in the seven major markets. However, the increasing prevalence of hepatitis carriers in the West means that the incidence of HCC in the U.S. and Europe is expected to increase significantly over the coming years. Further more, given a latency period of 30-50 years between HBC/HCV exposure and the development of HCC, those infected with the virus decades ago may eventually develop HCC.

Currently, surgical resection of the tumour is the principal therapeutic intervention in eligible patients, who comprise between 15 and 30% of patients diagnosed with liver cancer. Recurrence rates of 75-100% at five years after such surgery are among the highest of any solid tumour and correspond to five-year survival rates in the range of 26-50% and five-year disease-free survival of 13-29%.

C Economic Impact of HCC

The prevalence of primary liver cancer is highest in Asia and Africa, where chronic hepatitis B (HBV) is a key driver. In Japan, Europe and the U.S., liver cancer incidence is attributed largely to underlying hepatitis C (HCV) infection.

The American Cancer Society in 2005, predicted there would be more than 667,000 new cases of liver cancer throughout the world (2005 cancer facts and figures report).

The International Journal of Cancer estimates that 80% of new liver cancer cases will occur in developing countries. Additionally, based on a 2005 Frost & Sullivan report, the annual incidence of liver cancer in China is approximately 350,000, in Europe 50,000, in Japan 50,000, in South Korea 20,000, and over 50,000 elsewhere in South East Asia.

In determining the appropriate markets to target for initial registration and first commercialisation of PI-88, it is important to consider the economic impact of HCC. (Figure 6)*

*The economic impact takes into account the buying power of the country and the number of cases of liver cancer (per capita GDP (Gross Domestic Power) times the number of patients for that country)

D Competition for Liver Cancer

Nexavar (sorafenib), which is currently marketed in the U.S. for the treatment of kidney cancer, has been shown to extend survival in patients with liver cancer. Nexavar was developed by Onyx Pharmaceuticals and Bayer Healthcare. It is a novel small molecule drug that inhibits the growth of tumor cells through an anti-angiogenic action via a signaling pathway in the cell (called the RAF/MEK/ERK) at the level of the enzyme RAF kinase. Nexavar targets two receptors for growth factors (VEGFr-2 and PDGFr) to interfere with their signaling pathways and thereby inhibit the growth of new blood vessels.

PI-88 and Nexavar are both being developed for HCC. Table 6 summarises the key differences between Nexavar and PI-88.

•           There is always competition. This validates the use of anti-angiogenesis in liver cancer

•           We continue to believe that we are the furthest advanced in the post-resection liver cancer setting

•              We also have a very good safety profile vis a vis Nexavar

Table 6.

Comparison Nexavar to PI-88

Perameter	Nexavar	PI-88
Mechanism of action	Kinase inhibitor – modulation of signaling pathways	Enzyme inhibitor – direct inhibition of heparanase and growth factors

Presentation	Oral (twice daily)	Subcutaneous (4 days per week)

Indication	First-line treatment of advanced non-resectable HCC	Adjuvant treatment of post-resection HCC

Phase 3 Trial – design	SHARP: Randomised, double-blind, placebo-controlled	PATHWAY: Randomised, double-blind, placebo-controlled

Trial – geography	Europe, US, Australia and New Zealand	US, Asia, Europe

Trial – endpoints	Overall survival, “time to symp-tom progression”	Disease-free survival (DFS), overall survival, time to recurrence

Efficacy	SHARP, Onyx’s Phase 3 trial comparing Nexavar to placebo in HCC showed 44% improvement in overall survival.	Phase 2 trial showed PI-88 has the ability to extend DFS by 78%

PI-166

Our second experimental cancer therapy, PI-166, is a targeted cytotoxic drug for the treatment of inoperable liver cancer. A PI-166 Phase 1 study was initiated in 2002 to determine the optimal dose level of the drug, which is administered by direct injection into the hepatic artery. This trial also aims to determine early signs of activity of the drug. This route of administration allows maximal uptake of the drug by the tumour cells with minimal exposure of other organs and tissues. Recruitment into this trial is anticipated to conclude in Q1 CY08 and data should be available by Q2 CY08.

Drug Discovery and Pre-Clinical

Progen’s drug discovery group is focused on developing a robust pipeline of products that will support the Company growth, value and sophistication into the future. The research carried out by the group is comprised of a multidisciplinary team with expertise in medicinal chemistry, molecular and cell biology, analytical biochemistry, and molecular modelling. At the core of our research is an understanding of the role of carbohydrate/protein interactions that are implicated in the initiation and development of cancer. Historically, large complex natural carbohydrates were developed for use in a variety of diseases, but new drug development efforts, such as PI-88, have proven that smaller, synthetically-derived carbohydrates have the potential to be effective anti-cancer therapies. Our drug discovery program is now taking this validated target class one step further with the synthesis of new generation oligosaccharide and small molecule carbohydrate mimetics designed to inhibit physiological interactions between carbohydrates and proteins which are important for cancer progression.

PG500 Series

The first class of novel compounds emerged from the group in late 2005 and demonstrated that these compounds inhibited angiogenesis in vivo by blocking heparanase and pro-angiogenic growth factors (e.g. VEGF, FGF-1 and FGF-2) activity. These new series of compounds have the following key factors built into their development:

• Single chemical entity

• Improved pharmacokinetic profile

• Enhanced Potency/efficacy

• Reduced potential for thrombocytopenia

• Reduced anti-coagulant activity

• Improved delivery formulation

The compounds are being designed with enhanced chemical and biological properties. The advances in the chemistry of these compounds are being achieved without adversely influencing the inhibition of heparanase activity or the binding to pro-angiogenic growth factors such as FGF-2 or VEGF. These heparan sulfate mimetic compounds are being rationally designed and characterised using biological assays such as endothelial cell proliferation, tube formation, the rat aortic assay for angiogenesis and the B16 melanoma model.

Heparanase Program:

A new program to design specific inhibitors of heparanase has been initiated. The program is intended to build upon Progen’s considerable experience with this enzyme via PI-88 and the PG500 series program. An important aspect of this project will be the design of drugs with property profiles that will allow for oral delivery. The first stages of research have involved virtual screening and chemical synthesis, and an increase in other drug design activities is anticipated during 2008 as internal resource requirements for the PG500 series project are reduced. The heparanase program is, therefore, a program committed to filling Progen’s product pipeline.

Value is created as the potential new drug becomes more likely to reach the market and revenue becomes more likely. As each hurdle in the long research and development process is successfully overcome, the risk that the product will fail reduces. Consequently, the value increases (see figure. 7). In the last year, PI-88 has increased in value dramatically with the first human efficacy data observed in the randomised trial (Phase 2 post-resection liver cancer trial).

Figure. 7

Pharmaceutical deals can vary in complexity across a spectrum ranging from product distribution agreements through to acquisition of the product or company. As Progen moves PI-88 through to development towards registration the pendulum swings towards partnerships that focus on sales and marketing and less on research and development.

While every deal is different, many later stage licensing deals can be classified more as distribution agreements, under which a company agrees to sell and market a product in a particular territory in exchange for up-front payments and royalties or sharing of profits. The product in this case is often supplied by the licensor for an agreed price, and the licensee may have the rights to trademark the product in the territory. Registration of the product in the territory may be the responsibility of either the licensor or licensee. In these types of deals the amount paid upfront for the product is typically less than for other types of deals signed earlier in development, but this is offset by the much higher near term revenues supplied by ongoing payments for royalties on sales and/or on payments for supply of goods. These distribution agreements can be signed during the Phase 3 trial, at the end of the Phase 3 trial or after the product has been approved in the territory in question. In some cases these agreements can also involve clinical development and regulatory support from the licensee but that is not always the case.

Ongoing Priorities

Progen has a three armed strategy to building a sustainable future for Progen:

1. Focus on speed to market for our lead product PI-88

2. Continue to back fill our pipeline with our drug discovery efforts, in-licensing products and M&A opportunities. This will leverage and expand our clinical development capabilities to add substantial value through clinical development

3. Partner when and where it makes sense. Continue to assess partnering opportunities for all of our projects in parallel, including PI-88, and develop collaborations that realise the appropriate value of the technology at that point in time

Priority 1

Our focus on speed to market is critical in ensuring that PI-88 reaches the patients most in need of this treatment as quickly as possible, and is also important for our competitive position within the market. In order to ensure that we get this product to the market as quickly as possible Progen have been working on a variety of initiatives.

•We have brought on 13 key opinion leaders, whom are some of the most well-respected researchers and practitioners in the field of liver cancer for our Scientific Advisory Board. Appointing this board is a critical part in the preparation to implement our aggressive timeline for launching our Phase 3

•We engaged the services of Quintiles as the CRO (Clinical Research Organisation) for the Phase 3 trial

•We have been granted fast track status from the U.S. FDA and orphan drug designation in the EU which there are many clear advantages to

•After the EOP2 CMC meeting, we received notification from the U.S. FDA that the appropriate manufacturing procedures have been put in place to progress PI-88 to Phase 3 clinical trials. End-of-Phase 2 CMC meetings play a critical part in the rapid development of drugs with the FDA

Priority 2

We are also focused on expanding the Company’s clinical development pipeline. We aim to do this by continuing to pursue in-licensing opportunities, focusing on our internal drug discovery efforts and evaluating transformational growth strategies that involve mergers and acquisitions.

In-licensing activities: Adding value to new products using Progen’s clinical expertise;

Progen’s in-licensing strategy is to seek products to in-license or collaborate upon in the area of oncology that have not yet been fully explored in a clinical setting, but maintain substantial unrealised market potential. We can then add value using our clinical expertise to develop the products to an appropriate commercialisation point. We continue to review the international cancer research field for suitable earlystage, in-licensing candidates.

Internal drug discovery: We aim to fill the Progen pipeline with innovative new cancer therapies;

Our oncology-focused in-house drug discovery capability is based upon the design of small-molecule inhibitors of carbohydrate-protein interactions. The objective of this research is to diversify the Company’s product development portfolio by creating a robust drug development pipeline. It is critical that this activity is guided towards commercially-relevant targets, and the development of products or new investigational drugs that are novel, marketable and have significant value to the Company.

Evaluating transformational growth strategies that involve mergers and acquisitions;

We are actively evaluating a variety of opportunities that can help Progen build a sustainable pipeline. If we are to become a globally-competitive biotechnology company, it is important that we leverage our skills and expand them further with company-wide growth strategies such as these. We will merge or acquire companies when it makes strategic sense to do so and gives our shareholders the best opportunity for value creation.

Priority 3

Our third priority is to continue to assess potential partnering opportunities for the marketing of PI-88, as well as our additional research projects. Our goal is to develop collaborations that realise the appropriate value of the technology at that time point. The objective is to move PI-88 towards the market as quickly as possible. We continue to assess these opportunities in parallel with moving PI-88 aggressively towards commercialisation.

CORPORATE GOVERNANCE STATEMENT

BOARD OF DIRECTORS

Progen Pharmaceuticals Limited (“the Company”) and its Board are committed to achieving and demonstrating the highest standard of corporate governance. The Board guides and monitors the business affairs of the Company on behalf of the shareholders by whom they are accountable to. The Company is committed to implementing the highest standards of corporate governance.

In setting standards, the Company has considered the ASX Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations (ASX Governance Recommendations). The Company continues to develop and improve corporate governance processes and standards and Progen’s practices are largely consistent with the ASX guidelines. Formal written policies or disclosure practices have been disseminated throughout the organisation and measures are in place to achieve compliance.

A detailed description of the Company’s corporate governance framework is set out in the following pages. Unless otherwise stated, the corporate governance framework operated throughout the entire year.

BOARD COMPOSITION

Directors are appointed to the Board based on the specific skills required by the Company and on the independence of their decision-making and judgement. The skills, experience and expertise relevant to the role for each director in office at the date of the annual report is included in the directors’ report.

Following the resignation of Dr Stanley Chang from the Progen Board in January 2007 (his resignation being a result of the Medigen alliance unwind) the Board is composed of a majority of independent directors. The Chair, Mr Stephen Chang, is not an independent director as recommended by Principle 2.2 of the ASX Governance Recommendations. The directors currently consider the composition of the Board to be adequate given Progen’s stage of development. The Board considers that the individuals on the Board can make quality and independent judgements in the best interests of the Company on all relevant matters.

RESPONSIBILITIES

The Board recognises the need to clearly delineate its roles and those of management. In its board charter, the Board has formalised a list of those responsibilities reserved for itself and has delegated certain authority to management. Full details of the Board’s role and responsibilities are included in the Board charter, a copy of which can be found on the Company’s website (www.progen-pharma.com).

BOARD CONDUCT

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a director of the Company. The number of meetings of the Company’s Board of directors, and of each board committee, held during the year ended 30 June 2007, and the number of meetings attended by each director are disclosed in the directors’ report under the heading “Directors Attendance at Board and Committee Meetings”.

CONFLICTS OF INTEREST

Directors must declare their interests in any dealings with the Company and, in accordance with board policy, are precluded from participating in discussions or decision-making on such dealings.

BOARD COMMITTEES

NOMINATION COMMITTEE

Principle 2.4 of the ASX Recommendations requires listed entities to establish a nomination committee. Progen does not have a separately established nomination committee because the duties and responsibilities typically delegated to such a committee are accepted as being the responsibility of the full Board. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate nomination committee and believes the existing arrangement is appropriate for a company of Progen’s size and stage of development.

REMUNERATION COMMITTEE

The remuneration committee consists of two nonexecutive directors, Dr Eutick and Mr Burns.

The remuneration committee reviews remuneration policies and practices generally, and makes specific recommendations on remuneration packages of the Company’s executive salaries having regard to performance, relevant comparative information and independent expert advice where necessary.

Further information on directors’ and executives’ remuneration is set out in the Remuneration Report section of the directors’ report.

AUDIT AND RISK MANAGEMENT COMMITTEE

The Board has established an audit and risk management committee which operates under a charter approved by the Board. The members of this committee consist of three non-executive directors, Mr Burns, Dr Eutick and Prof Zalcberg. The Chief Executive Officer and Chief Financial Officer attend audit and risk committee meetings as invitees.

The charter for the audit and risk management committee can be found at the Company’s website (www.progen-pharma.com).

Details on the number of meetings of the audit and risk management committee held during the year and the attendees at those meetings can be found in the directors’ report under the heading “Directors’ Attendance at Board and Committee Meetings”.

CODES OF CONDUCT

The Company has introduced two codes of conduct, a Code of Business Conduct to guide all employees in respect of ethical behaviour and a Code of Ethics for Executive Directors and Chief Financial Officer. These codes of conduct cover conflicts of interest, confidentiality, fair dealing, protection of assets, compliance with laws and regulations, whistleblowing, security trading and commitments to shareholders. Copies of these two codes of conduct are on the Company’s website (www.progen-pharma.com).

The Company has processes in place designed to ensure the truthful and factual presentation of the Company’s financial position, and prepares and maintains account fairly and accurately in accordance with generally accepted accounting and financial reporting standards. The Chief Executive Officer and the Chief Financial Officer made the attestations recommended by the ASX Corporate Governance Council as to the Company’s financial condition prior to the Board signing this annual report.

SECURITIES TRADING

The Company has a Board approved policy concerning trading in the Company’s shares by directors, officers and employees. It is disclosed on the Company’s website (www.progen-pharma.com).

COMPANY COMMUNICATIONS

COMMUNICATION POLICY

The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the Company that a reasonable person would expect to have a material effect on the price of the Company’s securities.

The Board has designated the Company Secretary as the person responsible for overseeing and coordinating disclosure of information to the ASX as well as communicating with the ASX.

All information once disclosed to the ASX is posted on the Company’s website www.progenpharma.com as soon as possible. Material used in presentations to shareholders, analysts, brokers and the media is released to the ASX and posted on the Company’s website. All recent Company announcements, media briefings, press releases, financial reports and other information about the Company generally are available on the Company’s website (www.progen-pharma.com).

DISCLOSURES

The following documents are disclosed in full on the Company’s website (www.progen-pharma.com).

• Progen’s Code of Business Conduct

• Code of Ethics for Executive Directors and Chief Financial Officer

• Audit and Risk Management Committee Charter

• Insider Trading Policy

• Communication Policy.

BOARD OF DIRECTORS

Company Secretary
*PATRICK BURNS ABSENT AT TIME OF PHOTO

Directors report for the year ended

30 June 2007

DIRECTORS’ REPORT

YOUR DIRECTORS PRESENT THEIR REPORT ON THE COMPANY FOR THE YEAR ENDED 30 JUNE 2007

01 DIRECTORS

Mr T Justus Homburg, Mr Stephen Chang, Prof John Zalcberg, Dr Mal Eutick and Mr Patrick Burns were directors of Progen Pharmaceuticals Limited during the whole of the financial year and up to the date of this report.

Dr Stanley Chang resigned from the board of directors of Progen Pharmaceuticals Limited on 16 January 2007. His resignation revoked the appointment of Mr Eugene Cheng as his alternate to the Progen board of directors.

Mr Linton Burns was the Company Secretary during the whole of the financial year and up to the date of this report.

02 DIVIDENDS

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2007 (2006: $Nil).

03 RESULTS AND REVIEW OF OPERATIONS

COMPANY OVERVIEW

The principal activities of Progen Pharmaceuticals during the year continued to be:

•                  Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases;

and

•                  The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of small molecule-based therapeutics for cancer and other serious diseases.

Our two operating divisions are Research and Development (R&D) and Biopharmaceutical Manufacturing.

OPERATING AND FINANCIAL REVIEW

OPERATING RESULTS FOR THE YEAR

To be read in conjunction with the attached Financial Report.

The overall operating result for the year ended 30 June 2007 was a loss of $22.454 million, being an increase of 195.1% over the prior year loss of $7.609 million.

The financial results of the year reflect the progress made with the development and commercialisation of our lead product candidate, PI-88 and the unwind of the strategic alliance agreement with Medigen Biotechnology Corporation.

In December 2006 we announced positive preliminary results from our Phase 2, 172 patient, post-resection liver cancer trial. The final results from this trial were announced in April 2007 with those results confirming the December 2006 preliminary results.

With the release of these results the Company implemented a capital raising plan from which a net $92.4 million was raised. The funds raised provide additional working capital to primarily fund the conduct of the Phase 3 clinical development of PI-88 in post-resection liver cancer, the conduct of trials of PI-88 in other indications and the development of other product candidates.

In January 2007 we announced that we had agreed terms with Medigen Biotechnology Corporation (Medigen) to conclude the strategic alliance between the two companies. The strategic alliance required Medigen to undertake and complete certain clinical trials of PI-88. On completion of these PI-88 clinical trials, Medigen was entitled to a 15% royalty on PI-88 proceeds of commercialisation received by Progen. Both parties agreed to end the strategic alliance to allow Progen to develop and commercialise PI-88 as rapidly as possible and with maximum flexibility.

In consideration for Medigen agreeing to end the strategic alliance, and thereby foregoing their entitlement to the 15% royalty, and to compensate Medigen for their contribution to the development of PI-88, Progen agreed to make certain cash and equity based payments to Medigen and to return the equity investment we had in Medigen. The 2007 financial impact of the compensation paid to Medigen amounted to $11.715 million. Refer to Note 10 of the Financial Statements for further details.

With these positive Phase 2 results we commenced planning for the Phase 3 development of PI-88 in post-resection liver cancer. We expect to commence the Phase 3 post-resection liver cancer trial in the 4th quarter of calendar year 2007. The Company’s investment into the Phase 3 development of PI-88 in post-resection liver cancer was the main reason for the increased R&D expenditure this financial year over prior years. Please see below for further analysis.

The operating loss from continuing operations excluding the non-recurring compensation paid to Medigen amounted to $10.739 million (2006: $6.990 million) representing a 53.6% increase from last year (see the table presented below).

	% Change	2007	2006
		$000	$000
Operating loss from total operations	(195.1)	(22,454)	(7,609)
Equity based payments to Medigen	(100.0)	9,646	—
Impairment loss	(185.8)	1,769	619
Reimbursement of trial contribution	(100.0)	300	—
Operating loss from continuing operations	(53.6)	(10,739)	(6,990)

Total operating revenue was up 33.9% year on year at $3.779 million, the increase being attributable to the 41.2% increase in revenue from the Commercial Ready Grant $1.073 million this financial year and a 58.3% increase in interest income due to there being more funds on deposit following the Company’s capital raisings.

	% Change	2007	2006
		$000	$000
Revenue
Research & Development	41.2	1,073	760
Manufacturing	1.7	920	905
Unallocated, including interest	54.4	1,786	1,157
Total revenue	33.9	3,779	2,822

RESEARCH AND DEVELOPMENT (R&D)

The primary activities of the R&D division continue to be:

1.               The clinical development of the Company’s anti-cancer drug candidates PI-88 and PI-166; and

2.               The drug discovery program.

PI-88 is the Company’s lead product candidate. Our goal is to commercialise PI-88 as a cytostatic anti-cancer therapy, beginning with liver cancer and progressing into a range of other types of cancer. Cytostatic drugs are designed to stop tumours from spreading or recurring, as compared to cytotoxic drugs which are designed to destroy tumour cells, but which often have adverse effects in normal cells, leading to toxicity. All  PI-88 clinical trials are being conducted under an Investigational New Drug, or IND, application issued by the United States Food and Drug Administration, or FDA.

PI-166, the Company’s second oncology product candidate, is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs and retains the active drug constituent at the tumour site. PI-166 is currently in a Phase 1b clinical trial for the treatment of inoperable, late stage, liver cancer. Based on interim data gathered to date, no drug-related side effects of PI-166 have been observed in patients enrolled in the trial.

The goal of our drug discovery program is to discover and develop novel small molecules based on the inhibition of carbohydrate-protein interactions involved in disease processes. The first class of novel compounds emerged from this program in late 2005. These compounds have been shown to inhibit heparanase and bind to the pro-angiogenic growth factors VEGF, FGF-1 and FGF-2. The compounds have been tested in several models of angiogenesis and demonstrated in vitro and in vivo anti-angiogenic activity and suitable pharmacokinetic profiles. We plan to optimise the compounds and conduct further research in relevant disease models before selecting lead compounds for formal toxicity studies and pursuing an IND leading to clinical development.

The drug discovery program is partially funded by a $3.394 million Australian federal government AusIndustry Commercial Ready grant.

The net investment in our Research and Development initiatives increased year on year by $2.784 million or 88.8% to $5.919 million due mainly to the following:

•                  The completion of long-term PI-88 animal toxicity studies. These studies commenced in the prior year, the incremental expenditure incurred in the current financial year totalled $903,000.

•                  Expenditures totalling $921,000 being incurred in planning for the Phase 3 development of PI-88 in post-resection liver cancer including payments to consultants advising on study protocol and the transfer of the later stages of PI-88’s manufacturing process to a US FDA cGMP facility.

•                  Expenditure incurred on the Phase 2 trial of PI-88 and PI-88 in combination with dacarbazine in patients with advanced melanoma increased $570,000 as a result of increased patient recruitment and the $300,000 reimbursement to Medigen (refer to Note 10 of the Financial Statements).

•                  An increase of $568,000 or 37.1% in our drug discovery expenditure due to work on optimising the elected lead compounds and the conduct of further research with these compounds in relevant disease models to test for activity. In addition patent application costs increased significantly year-on-year with one patent application reaching the national review phase.

MANUFACTURING

We operate a current Good Manufacturing Practice, or cGMP, certified pilot manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenue on a fee for service basis. The facility also manufactures PI-88 and prepares PI-166 for all clinical trials that have been conducted to date.

During the 2007 fiscal year our facility manufactured sufficient quantities of the bulk-active PI-88 for the 150,000 or so vials required for the upcoming Phase 3 trial of PI-88 in post-resection liver cancer. The final product finishing and packaging steps of the manufacturing process are executed by a US FDA cGMP approved facility.

External revenues earned by this division increased 1.7% to $920,000 in 2007 (2006: $905,000). Several relatively large external fee generating contracts were signed during 2007 which will result in 2008 revenues being at a similar, or marginally higher level than 2007.

LIQUIDITY

A net $92.4 million (net of transaction costs) was raised during the financial year through the issuance of approximately 17.6 million shares in the Company. The capital raisings encompassed:

•                  December 2006. An Australian institutional placement raising $20.0 million;

•                  February 2007. A share purchase plan raising $5.4 million;

•                  May 2007. A placement to US institutional and other investors raising $US32.8 million;

•                  June 2007. A rights entitlement offering raising $34.2 million; and

•                  During the course of the financial year the exercise of employee and consultant options totalling $227,000.

As a result of the above capital raisings the Company ended the financial year with cash and cash equivalents totalling $98.223 million compared with $15.872 million at the previous year-end.

Cash and cash equivalents at 30 June 2007 consisted of highly liquid interest bearing investments with maturities of 30 days. We believe that these investments do not constitute any material financial market risk exposure.

Cash flows

Cash of $9.798 million was expended during the year to fund net operating activities. This is an increase of $3.278 million over the previous financial year and is commensurate with the increased investment in the development of PI-88 referred to above.

A further $254,000 was used to purchase plant and equipment, down from the $1.061 million in the previous year.

Funding requirements

Currently there are no material commitments for capital expenditures. However, we expect to incur substantial future commitments in light of our oncology clinical programs and our drug discovery program. We are presently funding two Phase 2 multi-centre clinical trials of PI-88 and one Phase Ib clinical trial of PI-166, and are in the late stages of planning for the Phase 3 clinical trial development of PI-88 in post-resection liver cancer. We currently anticipate the Phase 3 development of PI-88 in post-resection liver cancer will commence during the fourth quarter of calendar year 2007.

We have outstanding expenditure commitments of $786,000 that are to be incurred over the next two years in relation to our current PI-88 Phase 2 clinical development programs by the end of which time all these trials are anticipated to have completed. Another, $30,000 is expected to be incurred in relation to our current PI-166 Phase 1b trial during the next financial year. In addition, we currently anticipate commencing the Phase 3 development of PI-88 in post-resection liver cancer in quarter 4 of calendar year 2007. In order to conduct this multi-centre, multi-country trial in a timely and efficient manner we are engaging the services of third party vendors and increasing our head-count. As a result we anticipate the investment in our development efforts will increase significantly over the next three years.

Drug discovery is partially funded by a $3.394 million AusIndustry Commercial Ready grant. This grant is for three years funding from August 2005. As at 30 June 2007, the maximum remaining to be claimed under this grant amounted to $1.511 million, and the Company expects to contribute a similar amount to this effort over the next year until August 2008.

Under the terms of the agreement terminating the strategic alliance with Medigen Biotechnology Corporation we are obligated to pay a further $2.0 million by no later than January 2008 and up to $4.0 million on PI-88 achieving specified clinical and commercial milestones. Refer to Note 10 of the Financial Statements for further details.

We are currently assessing our manufacturing options in relation to the commercial production of PI-88. Options currently under consideration include an upgrade to the existing manufacturing facility to increase production capacity within FDA cGMP standards, or the construction of a purpose built facility. If we proceed with either of these options a significant capital investment will be required. This investment will be assessed against contracting PI-88 production out to a third party supplier whereby we lose control over production and pay commercial rates.

Future cash requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, including our in-licensing activities, our ability to generate revenues from our contract manufacture services, our ability to generate revenue from the commercialisation of PI-88, PI-166 and our drug discovery platform, and the availability of other financing.

The Company estimates that current cash reserves, the recently awarded $4.6 million AusIndustry P3 grant, the remainder of the Commercial Ready grant and revenues from manufacturing are sufficient to fully fund its on-going operations through to the completion of PI-88 Phase 3 development which is expected to take approximately 36 months from the date of this report.

04 SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Company during the year other than those matters that are stated in this report and the accompanying financial report.

05 SIGNIFICANT EVENTS AFTER THE BALANCE DATE

There has not been any matter or circumstance, other than referred to elsewhere in this report, the financial statements or notes thereto, that has arisen since 30 June 2007 that has significantly affected, or may significantly affect:

•                  the Company’s operations in future financial years; or

•                  the results of those operations in future financial years; or

•                  the Company’s state of affairs in future financial years.

06 LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The likely developments in the year ahead include:

1.  Advancing the clinical development of PI-88 including the Phase 3 development of PI-88 in post-resection liver cancer and completing the current Phase 2 trials in non-small cell lung, melanoma and prostate cancers.

2.  Continue the clinical development of PI-166 by concluding the current Phase Ib trial. Determine the future development or partnering of PI-166 based on the results of the current Phase Ib trial.

3.  Continue to advance our drug discovery program with the objective of producing a new drug candidate with the potential to enter human clinical studies under a US FDA IND by the end of calendar year 2008.

4.  To screen in-licensing and M&A opportunities to supplement the existing drug development pipeline.

With the upcoming Phase 3 development of PI-88 it is currently expected that our operating loss from continuing operations will increase substantial over the next three fiscal years.

The overall goal is to build a sustainable biotechnology company that has a well diversified and deep pipeline of drug candidates in development.

Mr Stephen Chang, B.Eng.

Executive Chairman

Mr Chang is a founding Director of the Company and has served as Chairman in the period from 1989 to 1994 and again since 1999. Mr Chang holds an engineering degree from the National Taiwan Ocean University. He served as Chairman of Taiwan-based Medigen Biotechnology Corporation during its inauguration.

Mr T Justus Homburg, BA MA DRS MBA

Managing Director

Mr Homburg was appointed Managing Director and CEO in March 2006 having joined the Company as COO in January 2006. Mr Homburg, a Fulbright Scholar, holds an MBA from the University of Washington, a BA from Iowa State University, and did his graduate work at Southern Illinois University and The University of Utrecht. Prior to starting his MBA, he was a faculty member at The University of Michigan. His background includes over a decade in new technology commercialisation, strategic planning, corporate development and general management with Monsanto. Prior to joining the Company in January 2006 Mr Homburg spent three years as the CEO of the start-up biotechnology company, Chirogen Pty Ltd, based in Melbourne.

Prof John Zalcberg, M.B. B.S. Ph.D. FRACP OAM

Non-Executive Independent Director

Member of the Audit Committee

Professor Zalcberg, was appointed as a Non-Executive Director in May 1995. He is Professor/Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Institute in Melbourne, Australia. Among his numerous professional positions, Prof. Zalcberg has served as president of the Clinical Oncology Society of Australia; is currently the Chairman of the Australasian Gastrointestinal Trials Group, and a member of the National Colorectal Cancer Care Surgery Working Party. Professor Zalcberg was awarded the Medal of the Order of Australia in 2007 for his contributions to oncology research.

Mr Patrick Burns, B.A. LLB (Hons)

Non-Executive Independent Director

Member of the Audit Committee

Member of the Remuneration Committee

Mr Burns was appointed a Non-Executive Director in March 1999. Mr Burns holds a law degree from Harvard Law School. He is currently a non-executive director of ChemGenex Pharmaceuticals Ltd (ASX:CSX); vice chairman of Euclid Systems Corp, an eye-care company; chairman of StablEyes Inc., a biotechnology company in the eye-care field; a director of Firm View Inc and an advisor to a number of early stage technology companies.

Dr Malvin Eutick, B.Sc. (Hons) Ph.D. OAM

Non-Executive Independent Director

Chairman of the Audit Committee

Member of the Remuneration Committee

Dr Eutick was appointed a Non-Executive Director in March 1999. Dr Eutick holds a science degree and a Ph.D. in biochemistry from the University of Sydney. He is a director of several private companies including TUTA Healthcare Pty Ltd and Pharmalab Pty Ltd. He has had a long association with the biotechnology industry and was awarded the Medal of the Order of Australia in 1995 for services to the industry.

Mr Linton Burns, B.A. Acc., ACA

Company Secretary and Chief Financial Officer

Mr Burns was appointed Company Secretary and Chief Financial Officer in August 2004. He has been a qualified Chartered Accountant for over 22 years. Before joining Progen, Mr Burns spent 5 years as Chief Financial Officer and Company Secretary for ASX listed biotechnology company BresaGen Limited.

08 PARTICULARS ON DIRECTORS’ INTEREST IN SHARES AND OPTIONS

As at the date of this report the directors’ interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

Director	Shares	Options
Stephen Chang	820,300	41,014
T Justus Homburg	27,778	531,389
Prof John Zalcberg	16,772	—
Patrick Burns	556	28
Dr Mal Eutick	17,693	885

09 DIRECTORS’ ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

The number of directors’ meetings held during the year and the number of meetings attended by each director were as follows:

	Directors’ meetings		Audit committee meetings
Name	A	B	A		B
Stephen Chang	10	10		*		*
T Justus Homburg	10	10		*		*
Prof John Zalcberg	10	10	5		6
Patrick Burns	10	10	6		6
Dr Mal Eutick	10	10	6		6
Dr Stanley Chang	3	7		*		*
Eugene Cheng (alternate director for Dr Stanley Chang)	—	—		*		*

Key
A	:	Number of meetings attended
B	:	Number of meetings held during the time the director held office or was a member of the audit committee
*	:	Not a member of the audit committee

10 REMUNERATION REPORT (AUDITED)

This Remuneration Report outlines the director and executive remuneration arrangements of the Company in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 Related Party Disclosures, which have been transferred to the Remuneration Report in accordance with Corporations Regulation 2M.6.04. For the purposes of this report Key Management Personnel (KMP) of the Company are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company and includes the five executives in the Company receiving the highest remuneration.

A. Principles used to determine the nature and amount of remuneration

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creating shareholder value.

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:

•                  competitiveness and reasonableness

•                  acceptability to shareholders

•                  performance linkage/alignment of executive compensation

•                  transparency

•                  capital management

Remuneration packages include a mix of fixed and variable remuneration and long-term based incentives.

Non-executive directors

Non-executive directors’ fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors’ fees are reviewed periodically by the Board.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors’ shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $300,000 which was approved by shareholders at the 2002 AGM. Fees paid to non-executive directors’ were last reviewed on 1 July 2006 and amount to $60,000 per annum for each non-executive director. This is inclusive of board committee fees.

Retirement allowances are not paid to non-executive directors other than contributing compulsory superannuation to the directors’ fund of choice. The benefit forms part of the directors’ base fees.

Executive pay

The executive pay and reward framework has two components:

•                  fixed remuneration including base pay and benefits

•                  performance-linked remuneration

Fixed remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration, as well as employer contributions to superannuation funds. Executives are given the opportunity to receive their fixed base remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating additional cost for the Company.

Base pay for senior executives is reviewed annually through a process that considers individual performance and overall performance of the Company. A senior executive’s remuneration is also reviewed on promotion.

There are no guaranteed base pay increases included in any senior executives’ contracts.

The Company does not pay retirement benefits to any senior executives’ other than contributing compulsory superannuation to the senior executives’ fund of choice. This benefit forms part of the senior executives’ base remuneration.

Because Progen is a development stage company the Remuneration Committee does not provide long-term incentives based on the Company’s earnings.

In considering the consequences of the Company’s performance on shareholder wealth the Board have regard to total shareholder returns. In the Company’s case this consists of the movement in the Company’s share price and other capital management incentives. Given the current stage of the Company’s development we have never paid a dividend and currently have no intentions of doing so.

The following table shows the change in the Company’s share price and market capitalisation as compared to the total remuneration (including the fair value of options granted, but excluding termination payments) during the current financial year and the previous four financial years:

	2007	2006	2005	2004	2003
Share price at end of year	$4.60	$2.70	$2.69	$3.55	$0.76
Change in share price	$1.90	$0.01	$(0.86)	$2.79	$(0.25)
Market capitalisation at end of year ($m’s)	$273.3	$109.6	$109.1	$122.5	$22.9
Change in market capitalisation ($m’s)	$163.7	$0.50	$(13.4)	$99.6	$(1.7)
Total executive remuneration ($m’s)	$1.71	$1.36	$1.18	$1.30	$1.07

The graph below shows the movement in Progen’s share price and total remuneration as at 30 June of each year for the past five years.

B. Details of remuneration of key management personnel (audited)

Table 1: Directors’ remuneration for the year ended 30 June 2007.

		Short term benefits				Post employment benefits	Share- based payments
DIRECTORS		Salary and fees	Cash bonus	Non monetary benefits		Super- annuation	Options	Total
		$	$	$		$	$	$
Stephen Chang	2007	298,950	—	—		25,648	—	324,598
Executive Chairman	2006	295,526	—	—		30,421	—	325,947
T Justus Homburg	2007	288,132	—	4,678	(2)	17,068	315,976	625,854
Chief Executive	2006	135,526	—			8,707	23,539	167,772
Lewis Lee(3)	2007	—	—	—		—	—	—
Chief Executive	2006	221,142	45,872	18,921	(2)	22,069	—	308,004
Prof John Zalcberg	2007	55,046	—	—		4,954	—	60,000
Non-executive	2006	49,312	—	—		4,438	—	53,750
Patrick Burns	2007	60,000	—	—		—	—	60,000
Non-executive	2006	53,750	—	—		—	—	53,750
Dr Mal Eutick	2007	55,046	—	—		4,954	—	60,000
Non-executive	2006	49,312	—	—		4,438	—	53,750
Dr Stanley Chang(1)	2007	32,630	—	—		—	—	32,630
Non-executive	2006	53,750	—	—		—	—	53,750
Eugene Cheng(1)	2007	—	—	—		—	—	—
Alternate, non-executive	2006	—	—	—		—	—	—

(1) Resigned 16 January 2007.

(2) Includes the reimbursement of motor vehicle expenses.

(3) Resigned 1 March 2006.

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2007.

		Short term benefits		Post employment benefits	Share- based payments
OTHER KEY MANAGEMENT PERSONNEL		Salary and fees	Cash bonus	Super- annuation	Options	Total
		$	$	$	$	$
Linton Burns	2007	175,427	—	15,788	34,468	225,683
Company Secretary, CFO	2006	145,000	27,523	15,527	23,413	211,463
Dr Anand Gautam(1)	2007	153,453	—	13,960	—	167,413
VP Research & Development	2006	113,211	—	10,189	—	123,400
Sarah Meibusch	2007	131,007	—	11,791		142,798
Director of Business Development	2006	95,000	4,987	8,999	—	108,986
Greg Orders(4)	2007	109,332	—	9,939	—	119,271
General Manager, Manufacturing	2006	100,004	—	9,000	—	109,004
Dr James Garner(2)	2007	71,667	—	6,629	—	78,296
V.P. Medical and Clinical Affairs	2006	—	—	—	—	—
Dr John Devlin(3)	2007	19,423	—	1,748	—	21,171
V.P. Manufacturing Operations	2006	—	—	—	—	—

(1) A Gautam was appointed 19 September 2005.

(2) J Garner was appointed on 29 January 2007.

(3) J Devlin was appointed on 16 May 2007.

(4) G Orders resigned on 13 July 2007.

C. Service agreements (audited)

It is the Company’s policy that service contracts for executive directors and senior executives be unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately, by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and senior executives but does not prescribe how remuneration levels are modified year to year. Remuneration levels are reviewed each year to take into account cost-of-living changes and any change in the scope of the role performed by the senior executive.

The current base remuneration and termination notice periods included in the service agreements with executives are detailed below.

S Chang, Executive Chairman

•                  Term of agreement – until the next AGM where re-election in accordance with the Company’s Constitution is required.

•                  Current base salary, inclusive of superannuation, of $305,200, last reviewed on 1 January 2005.

•                  Provision of a motor vehicle, or payment of a motor vehicle allowance not exceeding $20,000.

•                  Payment of termination benefit on early termination by the Company, other than for misconduct, equal to 13 weeks base salary.

T J Homburg, CEO and Managing Director

•                  Term of agreement – unlimited, capable of termination on 6 months notice.

•                  Current base salary, inclusive of superannuation, of $305,200, last reviewed on 31 March 2006.

•                  Short-term incentive per annum dependent on achievement of strategic and operational objectives, as set by the Board, of up to 40% of his base salary.

•                  Payment of termination benefit on termination by the Company, other than for misconduct, equal to 6 months base salary.

L Burns, CFO and Company Secretary

•                  Term of agreement – unlimited, capable of termination on 8 weeks notice.

•                  Current base salary, inclusive of superannuation, of $207,100, last reviewed on 1 July 2007.

•                  Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

Dr Gautam, Vice President, Research & Development

•                  Term of agreement – unlimited, capable of termination on 8 weeks notice.

•                  Current base salary, inclusive of superannuation, of $174,400, last reviewed on 1 July 2007.

•                  Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

G Order, General Manager, Manufacturing

•                  Term of agreement – unlimited, capable of termination on 4 weeks notice.

•                  Current base salary, inclusive of superannuation, of $115,540, last reviewed on 1 January 2005.

•                  Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary.

Resigned 13 July 2007.

S Meibusch, Director of Business Development

•                  Term of agreement – unlimited, capable of termination on 4 weeks notice.

•                  Current base salary, inclusive of superannuation, of $152,600, last reviewed on 1 July 2007.

•                  Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

Dr J Garner, Vice President, Medical & Clinical Affairs

•                  Term of agreement – unlimited, capable of termination on 4 weeks notice.

•                  Current base salary, inclusive of superannuation, of $190,750, last reviewed on 1 July 2007.

•                  Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary.

Dr J Devlin, Vice President, Manufacturing Operations

•                  Term of agreement – unlimited, capable of termination on 4 weeks notice.

•                  Current base salary, inclusive of superannuation, of $163,500, last reviewed on 16 May 2007.

•                  Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary.

D. Share-based payments

During the course of the 2007 financial year options were granted to two executives of the Company under the terms of the Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) which was approved by shareholders at the 2004 annual general meeting.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Name	Grant date	Expiry date	No. of options granted	Exercise price	Fair Value per option at grant date	Date excercisable	No of options vested during the year
Linton Burns	29-Aug-2006	28-Feb-2008	33,000	$2.79	$1.04	From date of grant	33,000
T Justus Homburg	17-Feb- 2006	8-Nov-2008	30,000	$3.09	$0.78	8-Apr-2006	30,000
T Justus Homburg	30-Nov- 2006	1-Mar-2011	166,667	$7.80	$1.27	From date of grant	166,667
T Justus Homburg	30-Nov- 2006	1-Mar-2011	166,667	TBD	$0.98	1-Mar-2008	—
T Justus Homburg	30-Nov- 2006	1-Mar-2011	166,666	TBD	$0.65	1-Mar-2009	—

Options are granted under the Employee Plan for no consideration, have no vesting hurdles, and carry no dividend or voting rights. When exercised each option is converted into one ordinary share.

The fair value of options granted in 2006 and 2007 were computed at grant date using a binomial option pricing model with the following weighted average assumptions:

	2007	2006
Expected life (yrs)	4.78	2.28
Expected volatility	43.9%	56.0%
Expected dividend yield	0.0%	0.0%
Risk free interest rate	5.86%	5.16%

Further details relating to options are set out below.

	A	B	C	D	E
Name	% remuneration consisting of options	Value at grant date	Value at exercise date	Value at lapse date	Total of columns B to D
		$	$	$	$
T Justus Homburg	50.5%	483,334	—	—	483,334
Linton Burns	15.3%	34,468	—	—	34,468

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in column B.

B = The value at grant date calculated in using a binomial option pricing model using assumptions disclosed elsewhere in this directors’ report.

C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year. This figure represents the intrinsic value of the options at exercise date.

D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year. Where options lapsed due to the underlying share price at the time of option expiry being greater than the exercise price $Nil is shown.

For each cash bonus and grant of options included in the tables under sections B and D above the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonuses are payable in future years. No options granted to directors or key management personnel contain vesting conditions.

No cash bonus was made to the key management personnel during the 2007 financial year.

11 LOANS TO DIRECTORS AND EXECUTIVES

No loans have been paid to Company directors or executives during or since the end of the financial year.

12 ENVIRONMENTAL REGULATIONS

The Company complies with all environmental regulations applicable to its operations.

13 ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

14 INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Due to the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium are excluded.

The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company.

No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

Auditor independence and non-audit services

A copy of the Company’s auditors’ independence declaration is set out on the following page.

Non-audit services

The Company’s audit committee pre-approved non-audit services provided by the Company’s auditor, Ernst & Young. The nature and scope of non-audit service provided means that auditor independence was not compromised. During the 2007 financial year, Ernst & Young received $146,929 for assurance services in relation to the Company’s capital raising efforts.

S. Chang	T.J. Homburg
Director	Director

Date: 22 August 2007	Date: 22 August 2007

•	1 Eagle Street Brisbane QLD 4000 Australia	•	Tel Fax	61 7 3011 3333 61 7 3011 3100

PO Box 7878
Waterfoam Place
Brisbane QLD 4001

Auditor’s Independence Declaration to the Directors of Progen Pharmaceuticals Limited

In relation to our audit of the financial report of Progen Pharmaceuticals Limited for the year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Brown

Partner

22 August 2007

Liability limited by a scheme approved under
Professional Standards Legislation

Income statement for the year ended

30 June 2007

INCOME

STATEMENT

	Notes		2007	2006
			$’000	$’000
REVENUE FROM CONTINUING OPERATIONS	4	(a)	2,666	2,008

Other income from ordinary activities	4	(b)	1,113	814

Research and development expenses			6,992	3,896
Manufacturing division expenses			2,373	2,075
Administrative and corporate expenses			5,438	3,816
Finance costs	4	(c)	15	25
Impairment loss	10		1,769	619
Other expenses	4(g), 10		9,646	—

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE			(22,454)	(7,609)

INCOME TAX EXPENSE RELATING TO CONTINUING OPERATIONS	5		—	—

NET LOSS ATTRIBUTABLE TO MEMBERS OF PROGEN PHARMACEUTICALS LIMITED			(22,454)	(7,609)

Basic and diluted loss per share (cents per share)	6		(50.2)	(18.6)

Dividends per share (cents per share)			—	—

The above income statement should be read in conjunction with the accompanying notes.

Balance sheet as at

30 June 2007

BALANCE

SHEET

	Notes	2007	2006
		$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	8	98,223	15,872
Trade and other receivables	9	1,025	156
Prepayments		92	449
Total current assets		99,340	16,477

Non-current assets
Restricted short-term deposits		87	87
Available-for-sale financial assets	10	—	1,769
Property, plant and equipment	11	1,213	1,460
Total non-current assets		1,300	3,316

TOTAL ASSETS		100,640	19,793

LIABILITIES
Current liabilities
Trade and other payables	13	2,096	1,265
Provisions	14	266	265
Unearned government grants	21	49	74
Total current liabilities		2,411	1,604

Non-current liabilities
Provisions	14	252	217
Unearned government grants		—	52
Total non-current liabilities		252	269

TOTAL LIABILITIES		2,663	1,873

NET ASSETS		97,977	17,920

EQUITY
Issued capital	15	189,194	88,476
Options reserve	16	1,895	102
Accumulated losses		(93,112)	(70,658)

TOTAL EQUITY		97,977	17,920

The above balance sheet should be read in conjunction with the accompanying notes.

Statement of changes in equity for the year ended

30 June 2007

STATEMENT OF CHANGES

IN EQUITY

	Number of
	ordinary		Accumulated	Options
	shares	Amount	losses	reserve	Total
		$’000	$’000	$’000	$’000
At 1 July 2005	40,556,793	88,376	(63,049)	56	25,383
	—	—	—	—	—
Income and expense recognised directly in equity	—	—	—	—	—
Loss of the period	—	—	(7,609)	—	(7,609)
Total income/expense for the period	—	—	(7,609)	—	(7,609)
Exercise of options	33,000	100	—	—	100
Cost of share-based payments to employees	—	—	—	46	46
At 30 June 2006	40,589,793	88,476	(70,658)	102	17,920

At 1 July 2006	40,589,793	88,476	(70,658)	102	17,920
Income and expense recognised directly in equity	—	—	—	—	—
Loss of the period	—	—	(22,454)	—	(22,454)
Total income/expense for the period	—	—	(22,454)	—	(22,454)
Exercise of options – employee	60,000	167	—	—	167
Exercise of options – consultant	13,498	60	—	—	60
Private placements	3,690,037	20,000	—	—	20,000
less transaction costs	—	(1,208)	—	—	(1,208)
Share purchase plan	989,156	5,362	—	—	5,362
less transaction costs	—	(60)	—	—	(60)
US placement	6,900,000	39,591	—	—	39,591
less transaction costs	—	(3,108)	—	—	(3,108)
Rights entitlements offer	5,941,343	34,101			34,101
less transaction costs	—	(2,502)	—	—	(2,502)
Equity-settled transactions:	—	—	—	—	—
Ordinary shares issued as part of termination agreement (refer Note 10)	1,232,600	8,325	—	—	8,325
less transaction costs	—	(10)	—	—	(10)
Options issued as part of termination agreement (refer Note 10)	—	—	—	1,322	1,322
Cost of share-based payments to employees	—	—	—	419	419
Cost of share-based payments to consultants	—	—	—	52	52
At 30 June 2007	59,416,427	189,194	(93,112)	1,895	97,977

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statement

for the year ended 30 June 2007

CASH

FLOW STATEMENT

	Notes		2007	2006
			$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers			179	1,250
Payments to suppliers and employees and others			(12,506)	(9,668)
Receipt of government grants			1,097	838
Interest received			1,447	1,084
Finance costs			(15)	(25)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	8		(9,798)	(6,521)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for short-term deposits			—	(74)
Purchase of property, plant, equipment and other assets	11		(254)	(1,061)
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES			(254)	(1,135)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of options			227	100
Share placement			99,054	—
Transaction costs of issue of shares			(6,878)	—
NET CASH FLOWS FROM FINANCING ACTIVITIES	15	(b)	92,403	100
NET INCREASE/(DECREASE) IN CASH HELD			82,351	(7,556)
Cash and cash equivalents at beginning of period			15,872	23,428
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8		98,223	15,872

The above cash flow statement should be read in conjunction with the accompanying notes.

Notes to the financial statements for the year ended

30 June 2007

NOTES TO THE

FINANCIAL STATEMENTS

01 CORPORATE INFORMATION

The financial report of Progen Pharmaceuticals Limited (the Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 22 August 2007.

Progen Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX). During the year the Company changed its name from Progen Industries Limited.

The nature of the operations and principal activities of the Company are described in Note 03.

02 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($’000) unless otherwise stated under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2007. The Company’s assessment of the impact of these new standards and interpretations is set out below:

i. AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AABS 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023, and AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Company has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but is likely to impact the type of information disclosed in relation to the Company’s financial instruments.

ii. AASB Interpretation 10 Interim Financial Reporting and Impairment

AASB Interpretation 10 is applicable to reporting periods commencing on or after 1 November 2006. The Company has not recognised an impairment loss in relation to goodwill in an interim reporting period but subsequently reversed the impairment loss in the annual report. Application of the interpretation therefore does not have an impact on Company’s financial statement.

iii. AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023, and 1038]

AASB 2007-4 is applicable to reporting periods commencing on or after 1 July 2007. As a result of this guidance the Company expects to reduce the extent of some disclosures in the financial report.

iv. AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards [AASB 5, 6, 102, 107, 119, 127, 134, 136, 1023 and 1038]

AASB 8 is applicable to reporting periods on or after 1 January 2009. AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the financial statements.

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Available-for-sale investments

At each reporting date the Company tests whether the investment in Medigen Biotechnology Corporation (Medigen) has suffered any impairment, in accordance with the Impairment of available-for-sale investments accounting policy. The recoverable amount and hence any estimated impairment is based on the Company’s ownership interest in the adjusted net tangible assets of Medigen. The assumption being that this is a reasonable estimate of the recoverable amount. During the year we the Company returned its investment in Medigen under the term of the Termination Agreement. Refer to Note 10 for details of this investment.

(ii) Share based payments

The costs of equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in Note 12. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

(iii) Make good provisions

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises. The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term. These future cost estimates are discounted to their present value.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(ii) Interest income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Government grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Restricted short-term deposits

As at 30 June 2006 and 30 June 2007 restricted term deposits totalling $87,000 were held under bank guarantees relating to the Company’s leased premises.

Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Impairment of available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit.

Foreign currency translation

Both the functional and presentation currency of the Company is Australian dollars ($).

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the financial report are taken to profit or loss.

Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets and liabilities are recognised for all taxable temporary differences except when the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•    when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•    the carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•    when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•    receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

(ii) Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Trade and other payables

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Share-based payment transactions

The Company provides benefits to employees (including senior executives) and consultants of the Company in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions). In addition, the Company has made share-based payments to Medigen Biotechnology Corporation under the terms of an agreement (refer Note 10).

The cost of these equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in Note 12. The fair value of shares is determined by the market value of the Company’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects;

(i) the extent to which the vesting period has expired and

(ii) the Company’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the Company, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Company, adjusted for:

• costs of servicing equity (other than dividends) and preference share dividends;

• the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

• other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

03 SEGMENT INFORMATION

The Company operates predominantly in the biotechnology industry. The Company’s primary segment reporting format is business segments as the Company’s risks and rates of return are affected predominantly by differences in the products and services produced. The Company’s activities comprise of research, development, and manufacture of biopharmaceuticals.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The Company operates predominantly in Australia, however it does import and export some goods and services.

Business segments	Research & Development	Manufacturing	Total
	$’000	$’000	$’000
2007

Operating revenue
Sales to external customers	—	920	920
Government grants	1,073	—	1,073
Total segment revenue	1,073	920	1,993

Unallocated revenue			1,786
Total revenue			3,779

Segment result	(5,919)	(1,453)	(7,372)

Unallocated revenues & expenses			(15,082)
Operating loss			(22,454)

2007
Assets
Segment assets	342	721	1,063
Unallocated assets			99,577
Total assets			100,640

Liabilities
Segment liabilities	1,310	244	1,554
Unallocated liabilities			1,109
Total liabilities			2,663

Other segment information
Acquisition of property, plant & equipment and other non-current assets	46	170	216
Unallocated acquisition of property plant & equipment and other non-current assets			38
Depreciation	127	320	447
Unallocated depreciation			54

Business segments	Research & Development	Manufacturing	Total
	$’000	$’000	$’000
2006

Operating revenue
Sales to external customers	—	905	905
Government grants	760	—	760
Total segment revenue	905	905	1,665

Unallocated revenue			1,157
Total revenue			2,822

Segment result	(3,135)	(1,170)	(4,305)

Unallocated revenues & expenses			(3,304)
Operating loss			(7,609)

2006
Assets
Segment assets	783	898	1,681
Unallocated assets			18,112
Total assets			19,793

Liabilities
Segment liabilities	854	193	1,047
Unallocated liabilities			826
Total liabilities			1,873

Other segment information
Acquisition of property, plant & equipment and other non-current assets	330	545	875
Unallocated acquisition of property plant & equipment and other non-current assets			186
Depreciation	220	274	494
Unallocated depreciation			38

04 REVENUE AND EXPENSES

The following revenue and expense disclosure is relevant in explaining the performance of the entity:

	2007	2006
	$’000	$’000
(a) Revenue
Manufacturing services revenue	920	905
Interest revenue	1,746	1,103
Total revenue from continuing operations	2,666	2,008

(b) Other income
Government grants	1,073	760
Other	40	54
Total other income	1,113	814

(c) Finance cost
Other loans	15	15
Make good provision discount adjustment	—	10
Total finance costs	15	25

(d) Depreciation, amortisation and foreign exchange differences included in the income statement
Depreciation	501	532
Net foreign exchange loss (gain)	683	(14)

(e) Lease payments and other expenses included in the income statement
Minimum lease payments – operating leases	295	222

(f) Employee benefits expenses
Wages and salaries	4,170	3,729
Long service leave provision	20	18
Share-base payments expenses	419	46

(g) Other expenses
Issue of 1,232,600 Progen shares as part of termination agreement (refer Note 10 & 15(b))	8,325	—
Issue of 1,000,000 options as part of termination agreement (refer Note 10)	1,321	—

05 INCOME TAX

The prima facie tax, using tax rates applicable in the country of operation, on operating loss differs from the income tax provided in the financial statements as follows:

	2007	2006
	$’000	$’000
Prima facie tax on loss from ordinary activities @ 30%	(6,736)	(2,283)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Impairment of available-for-sale investment	531	186
Other expenses	296	87
Additional deduction for research and development expenditure	(262)	(218)
Income tax benefit attributable to current year losses as reported in the Income Statement	(6,171)	(2,228)
Deferred tax asset not brought to account as realisation of the asset is not regarded as probable	6,171	2,228
Income tax attributable to operating loss	—	—

	Balance sheet		Income statement
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(90)	(24)	—	—
Gain on available-for-sale investment	—	(531)	—	—

Deferred tax assets
Sundry creditors and accruals	210	—
Sundry creditors and accruals	63	87	—	—
Depreciation	202	239	—	—
Employee entitlements	110	102	—	—
Make good obligation	45	41	—	—
Sec 40-880 costs	1,709	93	—	—
Patent costs	143	96	—	—
Losses available for offset against future taxable income	29,528	23,357	—	—
Deferred tax asset	31,920	23,460
Deferred tax asset not recognised	(31,920)	(23,460)
Gross deferred income tax assets	—	—
Deferred tax income/(expense)			—	—

The deferred tax asset will only be obtained if:

(i) future assessable income of a nature and of an amount sufficient to enable the benefit to be realised;

(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit.

06 EARNINGS PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2007	2006
	$’000	$’000
Loss used in calculating basic loss per share	(22,454)	(7,609)

	Number of	Number of
	shares	shares
Weighted average number of ordinary shares on issue used in the calculation of basic loss per share	44,768,450	40,966,390
Basic and diluted earnings (loss) per share (cents per share)	(50.2)	(18.6)

There are no instruments (e.g. share options) excluded from the calculation of diluted earnings per share that could potentially dilute basic earnings per share in the future because they are anti dilutive for either of the periods presented.

07 DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

08 CASH AND CASH EQUIVALENTS

	2007	2006
	$’000	$’000
Cash at bank and in hand	31,864	372
Short-term deposits	66,359	15,500
Cash and cash equivalents	98,223	15,872

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective short-term deposit rates.

Reconciliation of net loss after tax to net cash flows from operations
Net loss	(22,454)	(7,609)
Adjustments for:
Depreciation	501	532
Impairment of available-for-sale financial assets	1,769	619
Restoration additions	—	(23)
Share options expensed	471	46
Equity based payments issued as part of termination agreement (refer Note 10)	9,646	—
	—	—
Changes in assets and liabilities	—	—
(Increase)/decrease in trade and other receivables	(869)	87
(Increase)/decrease in prepayments	357	(411)
(Decrease)/increase in trade and other payables	823	103
(Decrease)/increase in provisions	35	9
(Decrease)/increase in government grants	(77)	126
Net cash used in operating activities	(9,798)	(6,521)

09 TRADE AND OTHER RECEIVABLES

	2007	2006
	$’000	$’000
Trade receivables	602	17
Other receivables (i)	423	139
Total trade and other receivables	1,025	156

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms.

10 AVAILABLE-FOR-SALE FINANCIAL INVESTMENT

Medigen Biotechnology Corporation - unlisted shares

	2007	2006
	$’000	$’000
Beginning of financial year- carrying amount	1,769	2,388
Impairment loss*	(1,769)	(619)
End of financial year – carrying amount	—	1,769

* At 31 December 2006, the Company recorded an impairment loss, therefore when the shares were returned to Medigen there was no loss on disposal

Available-for-sale investments consists of an investments in Medigen Biotechnology Corporation (Medigen) ordinary shares, and therefore have no fixed maturity date or coupon rate.

On 31 May 2000, Progen entered into an agreement with Medigen, a company incorporated in Taiwan, in relation to the co-development of PI-88 (the ‘Alliance Agreement’). Under the Alliance Agreement, Medigen was to fund and conduct, at no cost to Progen, several Phase 2 clinical trials in respect of PI-88. These trials were in addition to those undertaken by Progen. In return Medigen was entitled to receive a 15% royalty on PI-88 proceeds of commercialisation received by Progen.

On 28 April 2005, Progen, and Medigen agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for Medigen to conduct one of the Phase 2 trials outlined in the Alliance Agreement. In return, Medigen agreed to fund 50% of the Company’s Phase 2 melanoma clinical trial (PI-88 in combination with dacarbazine) up to $1 million.

Under the Alliance Agreement, Progen was issued 19.9% of Medigen´s issued ordinary equity with certain anti-dilution rights. As at 30 June 2006, Progen held 15,176,525 ordinary shares in Medigen.

On 16 January 2007, the Company announced that it had agreed terms with Medigen to conclude the Alliance Agreement. In consideration for Medigen agreeing to end the Alliance Agreement, and foregoing their entitlement to the 15% royalty, and to compensate Medigen for their contribution to the development of PI-88, Progen agreed to:

•    Return the 15,176,525 Medigen ordinary shares to Medigen.

•    Issue 500,000 Progen shares to Medigen on execution of the termination agreement;

•    Reimburse to Medigen $300,000 being the funds they contributed to the costs of the PI-88 Phase 2 melanoma clinical trial on execution of the agreement;

•    Issue a further 732,600 Progen shares and pay $2,000,000 in cash or shares, at Progen’s discretion, to Medigen on Medigen completing two clinical milestones in relation to the current PI-88 Phase 2 HCC trial;

•    Pay Medigen up to $4,000,000 on PI-88 achieving specified clinical and commercial milestones; and

•    Issue 1,000,000 options to Medigen upon Medigen providing to Progen the HCC Phase 2 trial final study report.

The financial statements for the period ended 30 June 2007 include the financial impact of the return of the 15,176,525 Medigen shares to Medigen, that being an impairment loss of $1,769,198, the reimbursement of the $300,000, the value of 1,232,600 Progen shares and 1,000,000 options on Progen shares. The fair value at the date of grant of the 1,232,600 Progen shares was $8,325,000 and 1,000,000 options over Progen shares was $1,321,000. The total financial impact is an increase in the operating loss from continuing operations of $11,715,198.

The fair value of the shares and options issued to Medigen was calculated using a binomial model rather than estimating the fair value of the 15% royalty stream being bought back as we are unable to reliably estimate the future cash flows of PI-88 as we are still in development.

In accordance with the Accounting Standard AASB 138 Intangible Assets the 15% royalty stream being bought back by Progen has been valued at nil. As a result, the fair value of the shares and options issued to Medigen have been expensed.

The fair value of the 1,232,600 shares issued to Medigen has been calculated using the market value of the shares as at date of issue. The fair value of the 1,000,000 options issued to Medigen has been calculated using a binomial model taking into account the terms and conditions upon which the options were granted. The assumptions used as inputs to the model were:

Expected volatility	71%
Risk-free interest rate	6.22%
Expected life of options (years)	2
Option exercise price	$7.11
Share price at grant date	$5.46
Dividend yield	0.0%

The financial impact of the remaining transactions will be booked in future reporting periods as and when incurred.

11 PROPERTY, PLANT AND EQUIPMENT

			Restoration
	01 July 2006	Additions	additions	Disposals	Depreciation	30 June 2007
	$’000	$’000	$’000	$’000	$’000	$’000
Plant & equipment
At cost	4,603	163	—	—	—	4,766
Accumulated depreciation	(3,408)	—	—	—	(397)	(3,805)
	1,195	163	—	—	(397)	961

Office equipment
At cost	353	68	—	—	—	421
Accumulated depreciation	(286)	—	—	—	(40)	(326)
	67	68	—	—	(40)	95

Leasehold improvements
At cost	788	23	—	—	—	811
Accumulated depreciation	(590)	—	—	—	(64)	(654)
	198	23	—	—	(64)	157

TOTAL	1,460	254	—	—	(501)	1,213

			Restoration
	01 July 2005	Additions	additions	Disposals	Depreciation	30 June 2006
	$’000	$’000	$’000	$’000	$’000	$’000
Plant & equipment
At cost	4,533	844	—	(774)	—	4,603
Accumulated depreciation	(3,740)	—	—	774	(442)	(3,408)
	793	844	—	—	(442)	1,195

Office equipment
At cost	449	64	—	(160)	—	353
Accumulated depreciation	(412)	—	—	160	(34)	(286)
	37	64	—	—	(34)	67

Leasehold improvements
At cost	612	153	23	—	—	788
Accumulated depreciation	(534)	—	—	—	(56)	(590)
	78	153	23	—	(56)	198

TOTAL	908	1,061	23	—	(532)	1,460

12 SHARE BASED PAYMENTS

(a) Employee option plan

The Progen directors and Employee Option Incentive Plan (“the Employee Plan”) was approved by shareholders at the 2004 annual general meeting held on 30 November 2004.

Options granted since this date to Company employees are issued under the Employee Plan. Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price. The exercise price, except for the 500,000 options granted to the CEO, is based on the weighted average closing price at which the Company’s shares are traded on the Australian Stock Exchange during the five trading days immediately before they are granted.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (ie. no longer an employee), are forfeited and not capable of exercise. Options must be exercised by the expiry dates or they lapse.

During the 2007 financial year the following options were issued under the Employee Plan:

(i) At the 2006 Company’s annual general meeting the shareholders approved the issue of 500,000 options to the CEO. The vesting terms and exercise price of these options is as follows:

•                  166,667 Options vesting on 1 March 2007 at an exercise price equal to a 20% premium to the 60 day share price VWAP prior to this date ($7.80);

•                  166,667 Options vesting on 1 March 2008 at an exercise price equal to a 25% premium to the 60 day share price VWAP prior to this date; and

•                  166,666 Options vesting on 1 March 2009 at an exercise price equal to a 30% premium to the 60 day share price VWAP prior to this date.

These options are exercisable for the date they vest and expire on 1 March 2011. The weighted average grant date fair value for each option was $0.97.

(ii) Employees were issued with 147,000 options from the Employee Plan. 90,000 were exercisable from the date of grant, the remaining 57,000 are exercisable 3 years after the date of grant. Of the 147,000 options issued, 60,000 were exercised during the course of the financial year. The remaining 87,000, 33,000 expire on the 28 February 2008 and 54,000 expire on 29 August 2011. The weighted average grant date fair value for each option was $0.96.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”). The Consultant Plan rules are consistent with the Employee Plan rules.

During the 2007 financial year the Company issued 20,000 options to a consultant under the terms of the Consultant Plan. These options vest on 25 January 2008 and have an exercise price of $5.42. The expiry date of these options is 25 January 2010. The grant date fair value for each option was $2.61.

(c) Medigen options

Under the terms of an agreement (refer Note 10) the Company issued Medigen Biotechnology Corporation 1,000,000 options on 6 June 2007. These options were granted for nil consideration, are exercisable from the date of issue and have an exercise price of $7.11. The expiry date for these options is 6 June 2009. The grant date fair value of each option was $1.32.

Information with respect to the number of options granted is as follows:

	2007		2006
	Number of	Weighted average	Number of	Weighted average
	options	exercise price $	options	exercise price $
Beginning of the financial year	30,000	3.09	567,820	4.00
- granted	1,667,000	6.69	63,000	3.06
- forfeited	—	—	(22,000)	4.00
- expired	—	—	(545,820)	4.00
- exercised (i)	(60,000)	2.79	(33,000)	3.03
Balance at end of year	1,637,000	6.61	30,000	3.09
Exercisable at end of year	1,303,667		30,000

(i) The weighted average share price at the date of exercise for share options exercised in the 2007 financial year was $6.50 (2006; $3.68).

The following table summarises information about options granted during the course of the financial year and outstanding and exercisable at 30 June 2007:

		Balance beginning of year		Balance end of year
		Number of	Average option	Number of	Average option
Grant date	Expiry date	options	price $	options	price $
8 April 2006	8 November 2008	30,000	3.09	30,000	3.09
29 August 2006	28 February 2008	—	—	33,000	2.79
29 August 2006	29 August 2011	—	—	54,000	2.79
30 November 2006	1 March 2011	—	—	166,667	7.80
30 November 2006	1 March 2011	—	—	166,667	TBD
30 November 2006	1 March 2011	—	—	166,666	TBD
25 January 2007	25 January 2010	—	—	20,000	5.42
6 June 2007	6 June 2009	—	—	1,000,000	7.11
		30,000		1,637,000

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Progen Pharmaceuticals Limited on the ASX as at the close of trading on their respective issue dates.

The following table lists the inputs to the model used for the year ended 30 June 2006 and 30 June 2007:

	2007	2006
Expected volatility	63%	56%
Risk-free rate average	6.12%	5.16%
Expected life of options average (years)	2.47	2.28
Option exercise price average	$6.79	$3.06
Weighted average share price at grant date	$6.69	$2.74

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

Option type	2007	2006
	$’000	$’000
Employee	419	46
Consultant	52	—
Medigen	1,322	—

13 TRADE AND OTHER PAYABLES (CURRENT)

	2007	2006
	$’000	$’000
Trade creditors (i)	818	394
Other creditors (ii)	1,278	871
	2,096	1,265

Australian dollar

Australian dollar equivalent of amounts payable in foreign currencies not hedged- US$402,850 and EUR12,600

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i) Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) Other creditors are non-interest bearing and have a term between 30 days and 12 months.

14 PROVISIONS

Make good provision

In accordance with the lease agreement terms, the Company must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term. For the Darra premises the Company provided a further $7,788 for this purpose (2006: $12,880). For the Toowong premises a provision of $2,496 was made during this financial year (2006: $20,312).

Because of the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a discount rate of 10 per cent.

	2007	2006
	$’000	$’000
Make good provision	151	141

Employee benefits provision

Provision long service leave	164	144
Provision annual leave	203	197
	367	341
Total provisions	518	482

Current	266	265
Non current	252	217
	518	482

15 CONTRIBUTED EQUITY

a) Issued and paid up capital

	2007	2006
	$’000	$’000
Ordinary shares fully paid	189,194	88,476

b) Movements in shares on issue

	2007		2006
	Number of shares	$’000	Number of shares	$’000
Beginning of the financial year	40,589,793	88,476	40,556,793	88,376
Issued during the year:
- equity raised through private placement	3,690,037	20,000	—	—
less transaction costs	—	(1,208)	—	—
- options exercised by consultant	13,498	60	—	—
- options exercised by employees in terms of the Employee Option Incentive Plan approved at the 2004 AGM held	—	—	33,000	100
- options exercised by employees in terms of the Employee Option Incentive Plan approved at the 2006 AGM held	60,000	167	—	—
- equity raised through share purchase plan	989,156	5,362	—	—
less transaction costs		(60)	—	—
- equity settled transactions (refer Note 10)	1,232,600	8,325	—	—
less transaction costs		(10)
- equity raised through US placement	6,900,000	39,591	—	—
less transaction costs		(3,108)	—	—
- equity raised through rights entitlements offer	5,941,343	34,101	—	—
less transaction costs		(2,502)	—	—
End of the financial year	59,416,427	189,194	40,589,793	88,476

c) Shares options

At 30 June 2007 there were a total of 4,607,538 (2006: 52,500) unissued ordinary shares in respect of which options were outstanding, comprising of:

(i) Consultant options:

At 30 June 2007 there were a total of 20,000 (2006: 22,500) unlisted options over ordinary shares issued to a consultant.

(ii) Employee and executive share incentive scheme:

During the 2007 financial year, 647,000 unlisted options over ordinary shares were issued in terms of Progen Directors and Employees Option Incentive Plan. In total 617,000 unlisted options over ordinary shares remain outstanding as at 30 June 2007 (2006: 30,000). Of the total outstanding options, 283,667 options are exercisable and 333,333 options granted to the CEO have not yet vested. Refer to Note 12.

(iii) Rights entitlements offer

In its prospectus dated 10 May 2007, Progen invited applications by way of 1 for 9 non-renounceable entitlement offer for 5,941,343 new shares at $5.74 per share with one free option for each two new shares. The exercise price of the options is $8.40. The options are exercisable at any time on or prior to the option expiry date of 28 May 2010. In total 2,970,538 listed options were issued over ordinary shares and remain outstanding as at 30 June 2007.

(iv) Options issued to Medigen

Under the terms of an agreement to conclude the Alliance Agreement Medigen was issued 1,000,000 options. The options were issued on 6 June 2007, are exercisable from grant date, expire on 6 June 2009 and have an exercise price of $7.11. Refer to Notes 10 and 12.

16 OPTIONS RESERVE

The options reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration. Refer to Notes 10 and 12.

	2007	2006
	$’000	$’000
Balance 1 July	102	56
Employee option expense	419	46
Consultant option expense	52	—
Medigen option expense	1,322	—
Balance 30 June	1,895	102

17 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s principal financial instruments are cash and short-term deposits. The various other financial assets and liabilities are trade receivables and trade payables, which arise directly from its operations. The main risks arising from the Company’s financial instruments are cash flow interest rate risk, liquidity risk, foreign currency risk and credit risk. The Board reviews and agrees policies for managing each of these risks which are summarised below. Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

Credit risk

The Company trades only with recognised, creditworthy third parties.

Receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant. There are no significant concentrations of credit risk.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and investment grade commercial paper.

18 FINANCIAL INSTRUMENTS

a) Fair value

All assets and liabilities recognised in the balance sheet, whether they are carried at cost or at fair value, are recognised at amounts that represents a reasonable approximation of fair value unless otherwise stated in the applicable notes.

b) Interest rate risk

The Company’s exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities both recognised and unrecognised at the balance date are as follows:

				Total carrying	Weighted
				amount as per	average
			More than 5	the balance	effective interest
Financial Instruments 2007	1 year or less	Over 1 to 5 years	years	sheet	rates
	$’000	$’000	$’000	$’000%
(i) Financial assets
Cash	98,223	—	—	98,223	5.8
Trade and other receivables	1,025	—	—	1,025	—
Security deposit	87	—	—	87	6.3
Available–for-sale investment	—	—	—	—	—
Total financial assets	99,335	—	—	99,335

(ii) Financial liabilities
Trade and other payables	2,096	—	—	2,096	—

				Total carrying	Weighted
				amount as per	average
			More than 5	the balance	effective interest
Financial instruments 2006	1 year or less	Over 1 to 5 years	years	sheet	rates
	$’000	$’000	$’000	$’000%
(i) Financial assets
Cash	15,872	—	—	15,872	5.6
Trade and other receivables	156	—	—	156	—
Security deposit	87	—	—	87	5.2
Available-for-sale investment	1,769	—	—	1,769	—
Total financial assets	17,884	—	—	17,884

(ii) Financial liabilities
Trade and other payables	1,265	—	—	1,265	—

19 EXPENDITURE COMMITMENTS

(a) Expenditure commitments

The following expenditure commitments had been contracted but not provided:

Lead optimisation collaborative study agreement

In 2007 the Company extended a services agreement for lead optimisation studies with the Victorian College of Pharmacy - Monash University. The terms of this agreement state that the Company is to fund research in quarterly amounts of $18,767 until 25 February 2008.The committed value of this agreement for the next financial year is $50,043

Insurance premium

In July 2007 the Company committed to paying the Company’s insurance premium for the year ended 30 June 2008. The total value of these premiums is $517,000 (2006: $435,000).

Consultant agreements

During the financial year 2007 Progen entered into various consultant agreements with a committed value of $381,200 for the next financial year (2006: $29,657).

Purchases

At the end of the financial year 2007 Progen ordered goods and services with a total value of $416,580 which had not been delivered by 30 June 2007 (2006: $220,227).

ASA termination agreement obligation

As part of the considerations of the ASA termination agreement dated 16 January 2007 between Progen and Medigen Biotechnology Corporation, Progen is required to make payment of $2,000,000 to Medigen by the 15 January 2008 (2006: $Nil). Refer Note 10.

	2007	2006
	$’000	$’000
Future expenditure commitments not provided for in the financial statements and payable:
- not later than one year:
Sponsor research agreement	50	152
Consultant agreements	381	30
Insurance premium	517	435
Purchases	417	220
Medigen termination agreement (refer Note 10)	2,000	—
Total not later than one year	3,365	837
- later than one and not longer than five years:	—	—
Total expenditure commitments	3,365	837

(b) Non-cancellable operating lease commitments

	2007	2006
	$’000	$’000
Minimum lease payments
- not later than one year	248	237
- later than one and not longer than five years	78	234
- aggregate lease expenditure contracted for at balance date	326	471

The operating lease commitments relate to the rental of the Company’s corporate office premises and manufacturing facility.

(c) Clinical trials

At 30 June 2007 the Company had anticipated expenditure commitments of $816,000 (2006: $3,374,000) in relation to the clinical trials currently being undertaken for PI-88 and PI-166. These commitments are forecast to become due and payable as follows: $673,333 not later than one year, and $142,667 later than one and not longer than five years, however that could vary depending upon the rate of patient recruitment.

The above does not include phase 3 trial commitments as contracts had not been executed at 30 June 2007.

20 EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

Employee benefits	2007	2006
	$’000	$’000
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	152	119
Provisions (current)	266	265
Provisions (non-current)	100	76
	518	460

Superannuation

The Company makes no superannuation contributions other than the statutory superannuation guarantee levy. The Company does not operate a defined benefit plan on behalf of its employees.

The Company contributed on behalf of employees to superannuation funds for the year ended 2007: $311,449 (2006: $294,466).

21 CONTINGENT LIABILITIES

Government grants

The Company has received two separate Australian Government research grants under the R&D Start Program, which has been completed, and R&D Commercial Ready. The Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a) The Company fails to used its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

b) Upon termination of a grant due to breach of agreement of insolvency.

The Company continues the development and commercialisation of projects funded by the Commercial Ready Program. The total amount received under the Start Program was $3.1 million. The total amount received under the Commercial Ready Program at 30 June 2007 was $1,073,000 (2006: $760,000).

22 SUBSEQUENT EVENTS

There has not been any material event, other than referred to elsewhere in the financial statements or notes thereto, that has arisen since 30 June 2007.

23 AUDITORS’ REMUNERATION

	2007	2006
	$	$
Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
- The Australian financial report of the entity	119,500	89,500
- The US financial report of the entity	60,000	60,000
- Grant audit	6,000	6,000
	185,500	155,500

(b) Other services in relation to the entity	146,929	—

	332,429	155,500

The nature and scope of non-audit services provided by the auditor were assurance services in relation to the Company’s capital raising efforts.

24 DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Details of key management personnel

(i) Directors

S. Chang	Executive Chairman
T.J. Homburg	Managing Director (Appointed 1 March 2006)
Prof. J. Zalcberg	Director (non-executive)
Dr M. Eutick	Director (non-executive)
P.O. Burns	Director (non-executive)
Dr S.S.C. Chang	Director (non-executive) – Resigned 16 January 2007
E. Cheng Alternate	Director to Dr Chang – Resigned 16 January 2007

(ii) Executives

L. Burns	Chief Financial Officer & Company Secretary
G. Orders	General Manager – Manufacturing
S. Meibusch	Vice President Business Development
Dr A. Gautam	Vice President Drug Discovery (Appointed 19 September 2005)
Dr J. Garner	Vice President Medical & Clinical Affairs (Appointed 29 January 2007)
Dr J. Devlin	Vice President Operations (Appointed 16 May 2007)

(b) Remuneration of key management personnel

	2007	2006
	$	$
Short term employee benefits	1,454,791	1,408,836
Post-employment benefits	112,479	113,788
Share-based payments	350,444	46,952
Total key management personnel compensation	1,917,714	1,569,576

The Company has applied the exemption under Corporations Amendments Regulation 2006 which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 Related Party Disclosures. These remuneration disclosures are provided in Remuneration Report section of the Directors’ Report designated as audited.

(c) Option holdings of key management personnel

					Balance
	Balance at				at end of
	beginning of	Granted as			period	At 30 June 2007
	period	remuner-	Options	Net change	30 June	Total	Total
Directors	1 July 2006	ation	exercised	other #	2007	vested	excercisable
S. Chang	—	—	—	41,014	41,014	41,014	41,014
T. J. Homburg	30,000	500,000	—	1,389	531,389	198,056	198,056
Prof. J. Zalcberg	—	—	—	—	—	—	—
Dr M. Eutick	—	—	—	885	885	885	885
P.O. Burns	—	—	—	28	28	28	28
Dr S.S.C. Chang(1)	—	—	—	—	—	—	—
E. Cheng(1)	—	—	—	—	—	—	—
Executives
L. Burns	—	33,000	—	218	33,218	33,218	33,218
Dr A. Gautam	—	—	—	—	—	—	—
G. Orders	—	—	—	—	—	—	—
S. Meibusch	—	—	—	—	—	—	—
Dr J. Garner(2)	—	—	—	—	—	—	—
Dr J. Devlin(3)	—	—	—	—	—	—	—
Total	30,000	533,000	—	43,534	606,534	273,201	273,201

# Includes options received from participation in the Rights Entitlements Offer under the Prospectus dated 9 May 2007.

(1) Resigned 16 January 2007,

(2) Appointed 29 January 2007,

(3) Appointed 16 May 2007

There are no amounts unpaid on the shares issued as a result of the exercise of the options.

(d) Shareholding of key management personel

		On
	Balance	exercise of		Balance
Ordinary shares held in Progen Pharmaceuticals	1 July 06	options	Net change+	30 June 07
Directors
S. Chang	736,424	—	83,876	820,300
T.J. Homburg	25,000	—	2,778	27,778
Prof. J. Zalcberg	15,849	—	923	16,772
Dr M. Eutick	15,000	—	2,693	17,693
P.O. Burns	500	—	56	556
Dr S.S.C. Chang(1)	—	—	—	—
E. Cheng(1)	—	—	—	—
Executives
L. Burns	3,000	—	1,359	4,359
Dr A. Gautam	—	—	—	—
G. Orders	—	—	—	—
S. Meibusch	—	—	—	—
Dr J. Garner(2)	—	—	—	—
Dr J. Devlin(3)	—	—	—	—
Total	795,773	—	91,685	887,458

+ Includes shares purchased from participation in the Company’s Share Purchase Plan and Rights Entitlement Offer

(1) Resigned 16 January 2007,

(2) Appointed 29 January 2007,

(3) Appointed 16 May 2007

(e) Transactions with related parties

Dr. S.S.C. Chang is the Chairman and CEO of Medigen Biotechnology Corporation (Medigen). During the reporting period Medigen transacted with the Company under the terms of the Alliance Agreement (refer Note 10).

Dr M. Eutick is the Director of Pharmalab Pty Ltd. During the reporting period Pharmalab transacted with the Company under a normal course of business to provide supplies for manufacturing. During the year the amount charged to Progen in relation to the above amounted to $80,545. Of this amount $13,463 is included in trade and other payable as at 30 June 2007, refer Note 13.

DIRECTORS’

DECLARATION

In accordance with a resolution of the directors of Progen Pharmaceuticals Limited, I state that:

(1)           In the opinion of the directors:

(a)               The financial report and the additional disclosures included in the directors’ report designated as audited, of the Company are in accordance with the Corporations Act 2001, including the provision that:

(i)                                    this report provides a true and fair view of the Company’s financial position as at 30 June 2007 and of its performance for the year ended on that date; and

(ii)                                 this report is in compliance with Accounting Standards and Corporations Regulations 2001; and

(b)              There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2)                                  The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the managing director and chief financial officer for the financial year ended 30 June 2007.

On behalf of the board.

S. Chang	T.J. Homburg
Director	Director

Date: 22 August 2007	Date: 22 August 2007

•	1 Eagle Street •	Tel 61 7 3011 3333
	Brisbane QLD 4000	Fax 61 73011 3100
Australia

PO Box 7878 Waterfront Place Brisbane QLD 4001

Independent auditor’s report to the members of Progen Pharmaceuticals Limited

We have audited the accompanying financial report of Progen Pharmaceuticals Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 Related Party Disclosures (“remuneration disclosures”), under the heading “Remuneration Report” on pages 8 to 14 of the directors’ report, as permitted by Corporations Regulation 2M.6.04.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors’ report.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Liability limited by a scheme approved under
Professional Standards Legislation

2

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report. The Auditor’s Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor’s report was signed. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor’s Opinion

In our opinion:

1.             the financial report of Progen Pharmaceuticals Limited is in accordance with:

(a)           the Corporations Act 2001, including:

(i)                                    giving a true and fair view of the financial position of Progen Pharmaceuticals Limited at 30 June 2007 and of its performance for the year ended on that date; and

(ii)                                 complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and

(b)           other mandatory financial reporting requirements in Australia.

2.             the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

3.             the remuneration disclosures that are contained on pages 8 to 4 of the directors’ report comply with Accounting Standard AASB 124 Related Party Disclosures.

Ernst & Young

Winna Brown

Partner

Brisbane

22 August 2007

ASX additional information

ASX ADDITIONAL

INFORMATION

Additional information required by the Australian Stock Exchange Ltd not shown elsewhere in this report is as follows. The information is current as at 24 September 2007.

Substantial shareholders

The numbers of ordinary shares held by substantial shareholders as disclosed in substantial holding notices given to the Company are:

	Number held	Percentage
Manifest Capital Management Pty Limited	3,538,260	6.0
AMP Limited	3,321,054	5.6

Class of equities and voting rights

The voting rights attached to all ordinary shares in the Company as set out in the Company’s constitution are:

a)	On a show of hands every member has one vote;
b)	On a poll, every member has one vote for each fully paid share.

Under the terms of the Company’s various option plans, including the listed rights issue options, there are no voting rights attached to options.

Distribution of shareholders and option holders

Analysis of numbers of equity security holders by size of holding:

Category (size of holding)	No. of ordinary shareholders	No. of quoted rights issue option holders	No. of unquoted employee option holders	No. of unquoted consultant and Medigen option holders

1 – 1,000	1,645	526	—	—
1,001 – 5,000	1,888	77	19	—
5,001 – 10,000	473	26	—	—
10,001 – 100,000	464	32	2	1
100,001 and over	56	6	1	1
Total	4,526	667	22	2
Shareholders holding less than a marketable parcel of shares	195	322	N/A	N/A

The names of the twenty largest holders of quoted securities are:

	Listed ordinary shares		Listed rights issue options
	No.	Percent	No.	Percent
US Control Account	6,539,715	11.01	54,061	1.82
ANZ Nominees Limited <Cash Income Account>	4,460,821	7.51	45,636	1.56
Citicorp Nominees Pty Limited	3,403,464	5.73	—	—
National Nominees Limited	2,158,597	3.63	71,480	2.41
JP Morgan Nominees Australia Limited	2,139,043	3.60	116,441	3.92
AMP Life Limited	1,757,231	2.96	150,888	5.08
HSBC Custody Nominees (Australia) Limited	1,494,763	2.52	124,381	4.19
Medigen Biotechnology Corp	1,363,882	2.30	—	—
Emerging Growth Capital Pty Limited	1,139,977	1.92	569,989	19.19
Miss Fu Mei Wang	1,016,564	1.71	—	—
Ms Fu-Ying Wang	894,100	1.50	—	—
Cogent Nominees Pty Limited	852,897	1.44	81,079	2.73
Mr Min-Hua Yeh	844,894	1.42	—	—
Cogent Nominees Pty Limited <SMP Accounts>	839,364	1.41	38,831	1.31
Mr Stephen Chang & Ms Lisa Chang <Stephen Chang Super Fund>	811,530	1.37	40,576	1.37
Mr Chi-Lian Yang	472,992	0.80	—	—
Mrs Lee Li Hsueh Yang	422,398	0.71	—	—
Asia Union Investments Pty Ltd	400,000	0.67	—	—
Mr Yung-Fong Lu	396,816	0.67	—	—
Mr Ho-Lung Wu	388,694	0.65	—	—
Tricom Nominees Pty Ltd	—	—	328,755	11.07
Mr Gregory Alan Boland	—	—	133,495	4.49
Mr Teo Kok Woon	—	—	80,097	2.70
Busaga Pty Ltd	—	—	60,000	2.02
UBS Nominees Pty Ltd	—	—	52,058	1.75
Mr Craig John McCourtie	—	—	50,000	1.68
Mr John Wong Weng Foo	—	—	45,542	1.53
Mr Michael Robert Stanford	—	—	45,000	1.51
Mr Henrik Christiansen	—	—	40,358	1.36
eG Capital Bioequities Fund	—	—	35,617	1.20
TOTAL	31,797,742	53.53	2,164,284	72.89

Unquoted Equity Securities

Number	No. on issue	No. of holders
Options issued under the 2004 Executive Directors and Employees Option Incentive Plan	617,000	21
Consultant Options	20,000	1
Medigen Biotechnology Corporation Options	1,000,000	1

DIRECTORS

S. Chang (Chairman)

T.J. Homburg (Managing Director)

Prof J.R. Zalcberg

P.O. Burns

Dr M.L. Eutick

COMPANY SECRETARY

L.W.P. Burns

REGISTERED AND CORPORATE OFFICE

16 Benson Street

Toowong, Queensland 4066

AUSTRALIA

Phone +61 7 3842 3333

Fax +61 7 3720 9624

SHARE REGISTRY–AUSTRALIA

Computershare Investor Services Pty Ltd

Level 19, CPA Building

307 Queen Street

Brisbane, Queensland 4000

Phone 1300 552 270

SHARE REGISTRY–UNITED STATES

Computershare Trust Company

12039 West Alameda Parkway,

Suite Z-2, Lakewood CO 80228

Phone 1303 986 5400

ABN

82 010 975 612

BANKERS

National Australia Bank

Wespac Banking Corporation

STOCK EXCHANGES

ASX: PGL

NASDAQ: PGLA

AUDITORS

Ernst & Young

Level 5, Waterfront Place

1 Eagle Street

Brisbane, Queensland 4000

Australia

ANNUAL
REPORT
2007